 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1997

                                                     REGISTRATION NO. 333-34729
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 4
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------

                            LINC CAPITAL, INC.

             (SUCCESSOR-IN-INTEREST TO THE LINC GROUP, INC.)
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ---------------
         DELAWARE                    6159
     (STATE OR OTHER          (PRIMARY STANDARD           06-0850149
     JURISDICTION OF              INDUSTRIAL              (I.R.S. EMPLOYER
                                                        IDENTIFICATION NO.)
     INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)
                             303 EAST WACKER DRIVE
                            CHICAGO, ILLINOIS 60601
                                (312) 946-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                                ALLEN P. PALLES
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

                            LINC CAPITAL, INC.

             (SUCCESSOR-IN-INTEREST TO THE LINC GROUP, INC.)
                             303 EAST WACKER DRIVE
                            CHICAGO, ILLINOIS 60601
                                (312) 946-1000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
   COPIES OF ALL COMMUNICATIONS, INCLUDING COMMUNICATIONS SENT TO AGENT FOR
                          SERVICE, SHOULD BE SENT TO:
        CARTER W. EMERSON, ESQ.              WILLIAM J. GRANT, JR., ESQ.
           KIRKLAND & ELLIS                   WILLKIE FARR & GALLAGHER
        200 EAST RANDOLPH DRIVE                  153 E. 53RD STREET
           CHICAGO, IL 60601                     NEW YORK, NY 10022
            (312) 861-2052                         (212) 821-8223
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED NOVEMBER 3, 1997

PROSPECTUS

                                2,000,000 SHARES


                                      LOGO

                                  COMMON STOCK

  All of the shares of Common Stock, par value $0.001 per share ("Common Stock"), offered hereby (the "Offering") are being sold by LINC Capital, Inc. (the "Company").

  Prior to the Offering, there has been no public market for the Common Stock. It is anticipated that the initial public offering price per share of Common Stock will be between $14 and $16. See "Underwriting" for factors considered in determining the initial public offering price. The Common Stock has been approved, subject to official notice of issuance, for quotation on the Nasdaq National Market under the symbol "LNCC."

  This Prospectus sets forth the information about the Company that a prospective investor should know before purchasing Common Stock. Prospective investors are advised to read this Prospectus and retain it for future reference.

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS FOR INFORMATION THAT PROSPECTIVE INVESTORS SHOULD CONSIDER IN CONNECTION WITH THEIR INVESTMENT DECISION, INCLUDING INFORMATION RELATING TO THE DILUTION THAT SUCH INVESTORS WILL INCUR.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              UNDERWRITING
                            PRICE TO          DISCOUNTS AND        PROCEEDS TO
                             PUBLIC          COMMISSIONS (1)       COMPANY (2)
------------------------------------------------------------------------------
Per Share............        $                   $                   $
------------------------------------------------------------------------------
Total (3)............     $                     $                 $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $650,000.
(3) The Company has granted a 30-day option to the Underwriters to purchase up to an aggregate of 300,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If all of such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $           , $        and $           , respectively. See "Underwriting."

                                  -----------

  The shares are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters, and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of share certificates will be made against payment therefor at the offices of Furman Selz LLC in New York, New York on or about
          , 1997.

FURMAN SELZ                                              EVEREN SECURITIES, INC.

                                  -----------

                The date of this Prospectus is           , 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus and the financial statements and notes hereto. In addition to such other information, the following summary should be considered carefully by prospective investors in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. Except for historical information contained herein, this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Unless otherwise indicated, the information set forth in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option. As used in this Prospectus, unless the context otherwise requires, the term "Company" refers to LINC Capital, Inc. and all of its subsidiaries and its and their respective predecessors and subsidiaries.

                                  THE COMPANY

GENERAL

  LINC Capital, Inc. (the "Company") is a finance company specializing in the origination, acquisition, securitization and servicing of equipment leases and in the rental and distribution of analytical instruments. The Company's principal businesses are (i) the direct origination of leases of a broad range of equipment to emerging growth companies primarily serving the healthcare and information technology industries ("Select Growth Leasing" activities) and (ii) the rental and distribution of analytical instruments to companies serving the environmental, chemical, pharmaceutical and biotechnology industries ("Instrument Rental & Distribution" activities). The Company believes that its position as a leading provider of equipment leasing, rental and other services to its specialized markets provides significant opportunities for internal growth, as well as growth through the acquisition and financing of lease portfolios originated by other lessors and the acquisition of leasing companies which can capitalize on the existing capabilities and significant management experience of the Company ("Portfolio Finance & Lessor Acquisition" activities). The Company believes that its extensive experience in these markets and its flexibility in structuring transactions to meet the needs of both its leasing and rental customers provide it with a competitive advantage over other sources of such services.

BACKGROUND

  The Company's management team has extensive experience in the development of specialty finance companies, with each of its three senior officers having over 25 years experience in the equipment leasing or rental industry. Since its founding in 1975 by Mr. Martin E. Zimmerman, the Company's Chairman and Chief Executive Officer, the Company and companies previously managed by Mr. Zimmerman and Mr. Allen P. Palles, the Company's Executive Vice President and Chief Financial Officer, have originated over $1.5 billion in equipment leases, have acquired and serviced over $600 million in lease portfolios originated by other lessors and have financed over $650 million of assets through securitizations and other structured financings. Under the management of Messrs. Zimmerman and Palles, the Company believes, based on management's extensive knowledge of and experience in the equipment leasing industry, that it became the largest independent lessor of healthcare equipment in the United States with over $500 million in assets owned or managed in 1993 and, based on statements made to the Company by individuals familiar with the securitization industry as well as its own research, that it was the first company in the U.S. to securitize healthcare equipment leases and related residual values. The Company sold its healthcare equipment leasing and portfolio acquisition and servicing business in 1994 to a subsidiary of Anthem Insurance Companies, Inc. (the "1994 Sale") which Messrs. Zimmerman and Palles managed until late 1996 after its sale (the "1996 Sale") to Newcourt Credit Group (USA), Inc. ("Newcourt"). After the 1996 Sale, Messrs. Zimmerman and Palles returned to the Company on a full-time basis to pursue opportunities in its Select Growth Leasing and Instrument Rental & Distribution activities. The Company has also engaged in a number of other successful activities serving the healthcare industry, including a business providing receivables-based lending to healthcare providers which was sold to The FINOVA Group in 1996.

  Pursuant to a non-competition agreement associated with the 1994 Sale which expired in September 1997 (the "Non-Compete Agreement"), the Company was effectively restricted from participating in Portfolio Finance & Lessor Acquisition activities and from originating leases other than to emerging growth companies. The Company will pursue such opportunities once again now that the Non-Compete Agreement has expired. The Company will also continue to expand its Select Growth Leasing activities which were initiated in response to fundamental changes in the healthcare and information technology industries, which management believes enhanced the growth dynamics for lessors serving these industries. The Company will also continue to pursue expansion of its Instrument Rental & Distribution activities, which have marketing, financing and administrative synergies with its Select Growth Leasing activities. The Company's Instrument Rental & Distribution activities were developed through the acquisition in 1991 of a business founded by Mr. Robert E. Laing, the Company's President and Chief Operating Officer, and the acquisition in 1992 of the analytical instruments business of AT&T Capital Corporation ("AT&T Capital"). Prior to founding this business, Mr. Laing spent 17 years with U.S. Leasing International Inc. ("U.S. Leasing"), then one of the largest equipment lessors in the U.S., and was its senior executive responsible for its extensive rental activities.

BUSINESS ACTIVITIES

  Select Growth Leasing. The Company's Select Growth Leasing activities consist primarily of the direct origination of non-cancelable, full-payout leases to middle and late stage emerging growth companies in the healthcare and information technology industries. Such companies include physician practice management organizations, rehabilitation service companies, extended care providers, healthcare claims administrators and information service providers and Internet and telecommunications service companies. The Company has provided leasing to over 75 companies, including Cardiac Pathways Corporation, Mariner Health Group, Inc., Transitional Health Services, Earthlink Network, Inc., Bridge Data Corporation and Intermedia Communications, Inc. A majority of the Company's Select Growth Leasing clients are supported by institutional private equity investors which provide capital and management resources to such customers. Such private equity investors include Welsh Carson Anderson & Stowe, Weiss, Peck & Greer, Essex Venture Partners and Oak Investment Partners.

  Leases to individual customers typically include multiple items with an aggregate total cost ranging from $250,000 to $2.0 million and cover a broad variety of equipment, each with original purchase prices which are generally less than $100,000 per item. These leases generally cover essential operating equipment, including data processing equipment, production equipment, analytical instruments and medical equipment. Leases are originated by representatives located in Chicago, San Francisco, Boston and Los Angeles and are often the result of a network of independent lease brokers and referrals from institutional private equity investors. For the first six months of 1997 compared with the same period in 1996, new lease originations increased from $12.5 million to $23.9 million and backlog of unfunded leases increased from $6.4 million to $19.9 million. The Company's Select Growth Leasing activities are expected to continue to grow due to the Company's ability to provide such services to more established companies, which prior to September 1997 was restricted by the Non-Compete Agreement.

  The Company believes that regulatory reform, consolidations, outsourcing and other fundamental changes in the healthcare industry, expansion of the information technology industry and development of new technologies have promoted the formation and growth of new companies of the type served by its Select Growth Leasing activities. Such companies typically have limited access to financing from commercial banks, diversified finance companies and traditional leasing companies. The Company's experience in serving the healthcare and the information technology industries enables it to serve the specific needs of its customer base more effectively than its competitors by providing a variety of financing alternatives, such as flexible lease structures, asset-based financing, sale-leaseback transactions and secured credit lines, while maintaining a high degree of credit quality. In a significant number of its Select Growth Leasing transactions, the Company receives warrants or other equity participation rights which provide additional opportunities for profitability upon the sale of such rights. As of June 30, 1997, the Company held equity participation rights in 39 companies, 13 of which were publicly traded.

  Since the initiation of the Company's Select Growth Leasing activities in 1993, credit losses have been less than 2.0% of lease receivables originated. Management believes that the low level of credit losses achieved by the Company are a result of its: (i) due diligence and credit scoring procedures specifically designed to analyze lease transactions with emerging growth companies in the healthcare and information technology industries; (ii) extensive monitoring and review of such transactions by senior executives of the Company; (iii) proactive approach to addressing delinquencies; (iv) transaction structuring experience; (v) advanced hardware and software systems; and (vi) extensive experience in servicing lease portfolios. As of June 30, 1997, the Company had loss reserves of 4.9% of its net investment in lease receivables, which was well in excess of its historical experience of credit losses. In addition, the Company's extensive experience in remarketing equipment and conservative policies toward estimating residual values has resulted in the Company recognizing substantial gains on the remarketing of leased equipment. Since 1981, the Company and companies previously managed by Messrs. Zimmerman and Palles have remarketed equipment with an original cost of over $1.0 billion in equipment following lease expirations and realized over $280 million in residual proceeds, more than 150% of the original estimates.

  Instrument Rental & Distribution. The Company's Instrument Rental & Distribution activities consist primarily of the rental and distribution of analytical instruments, such as gas and liquid chromatographs, mass spectrometers and atomic absorption systems. Such instruments typically cost between $15,000 and $60,000 and are used by companies serving the environmental, chemical, pharmaceutical and biotechnology industries to measure the chemical composition of a variety of substances. The Company is a distributor for most of the significant manufacturers of this type of equipment, including Hewlett-Packard Company ("Hewlett-Packard"), the largest manufacturer in this industry, The Perkin-Elmer Corporation and Varian Associates Inc. The Company believes, based on its own research, that it is the largest independent source of analytical instruments in the U.S. and believes, based on oral confirmation from Hewlett-Packard, that it is the only independent company authorized to rent Hewlett-Packard analytical instruments. Such instruments have relatively long economic lives and have not been subject to rapid obsolescence.

  Certain segments of the market for analytical instruments have undergone a fundamental change over the past several years in that vendors have increasingly relied upon independent companies, such as the Company, to take responsibility for the distribution and rental of such equipment. This is consistent with a trend toward outsourcing among providers of a variety of products and services and is largely the result of customer demand for analytical instruments which are specifically tailored with certain enhancements to meet their needs and continued customer support. These vendors have increasingly focused on the manufacture of such equipment and allowed independent companies to focus on other functions such as rental, inventory management and distribution. The Company believes that its expertise in all of these areas has allowed it to become the leading independent distribution and rental company in the analytical instrument market.

  The Company provides analytical instruments which are customized, calibrated and ready for use and typically delivers equipment from its centralized warehouse within 24 hours of receipt of an order. The Company services over 2,300 analytical instrument customers through its sales force of product specialists and orders directed by its vendors. The Company's product specialists have immediate access via laptop computers to a proprietary sales management system which provides up-to-the-minute tracking of each item of inventory. The Company is expanding its customer base by increasing its focus on the chemical, pharmaceutical and biotechnology industries and will seek opportunities to capitalize on its distribution and rental expertise and its knowledge of the healthcare market by developing similar relationships with vendors of medical equipment and acquiring other established rental and distribution companies.

  Portfolio Finance & Lessor Acquisition. Since 1988, the Company and companies previously managed by Messrs. Zimmerman and Palles have acquired approximately $325 million in lease portfolios and companies which had lease receivables of approximately $300 million. The Company will reinitiate its Portfolio Finance & Lessor Acquisition activities now that the Non-Compete Agreement has expired. The Company believes there are substantial opportunities for such activities due to the fragmented nature of the leasing industry, the inability of a significant number of small equipment leasing companies to efficiently finance their portfolios and obtain more favorable financing rates through the asset-backed securities markets and the cost of implementing new technologies to remain competitive. The leasing companies which the Company expects to finance or acquire are characterized by: (i) strong customer or vendor relationships; (ii) lease transactions which range in size from $5,000 to $250,000; (iii) needs for committed financing and servicing relationships; and
(iv) a focus on customers which are not effectively served by more traditional funding sources. The Company also expects to pursue selective acquisitions of companies meeting these criteria which can be integrated into the Company's organizational structure and which can recognize synergies from the Company's operating systems and geographic presence. Based on data available from the Equipment Leasing Association (the "ELA"), the Company believes that there are over 150 independent leasing companies in the U.S. with less than $50 million in annual lease originations. The Company believes that many of these companies are likely candidates for the Company's Portfolio Finance & Lessor Acquisition activities.

FINANCING

  The Company currently funds its activities through warehouse, revolving credit and term loan facilities provided by a group of banks under its senior credit facility (the "Senior Credit Facility"), as well as recourse and non-recourse loans provided by various financial institutions. Upon achieving a sufficient portfolio size of lease receivables, the Company expects to sell or finance a portion of such receivables in the public and private markets, largely through securitizations or other structured financings. Since 1987, the Company and companies previously managed by Messrs. Zimmerman and Palles have completed 20 securitizations and other structured financings generating over $650 million in proceeds. The Company's financing objective is to maximize the spread between the yield received on its leases and its cost of funds by obtaining favorable terms on its various financing transactions. The Senior Credit Facility will be amended upon consummation of the Offering to increase the amount available under the facility to $100 million and to reduce the applicable interest rates thereunder. In addition, to provide for the securitization and sale of leases, shortly after consummation of the Offering, the Company expects to enter into a Securitization Warehousing and Term Funding Conduit Facility in an initial amount of $60 million and which may be increased to $100 million at the Company's option based on certain conditions (the "Securitization Facility"). As a result of the Company's established track record in the specialty finance industry, the Company believes that the terms of its Senior Credit Facility and Securitization Facility are superior to the terms of similar facilities obtained by other companies in its industry of similar size and credit characteristics.

                                  THE OFFERING

Common Stock offered by the Company.. 2,000,000 shares
Common Stock to be outstanding after  4,833,696 shares (1)
 the Offering........................
Use of Proceeds...................... To repay indebtedness under the Company's
                                      Senior Credit Facility. See "Use of
                                      Proceeds."
Proposed Nasdaq National Market       "LNCC"
 symbol..............................

--------
(1) Does not include 166,304 shares of Common Stock issuable upon the exercise of stock options outstanding under the Company's 1994 Stock Option Plan (with an average exercise price of $2.15), 160,742 shares of Common Stock issuable upon the exercise of stock options to be granted in connection with the Offering under the Company's 1997 Stock Incentive Plan (exercisable at the initial public offering price) and 58,332 shares of Common Stock issuable upon the exercise of stock options to be granted in connection with the Offering under the Company's Non-Employee Director Option Plan (exercisable at the initial public offering price). See "Management--Stock Option Plans."

                      SUMMARY FINANCIAL AND OPERATING DATA

  The following table sets forth summary financial and operating data for the Company as of the dates and for the periods indicated. The summary financial data as of and for the years ended December 31, 1994, 1995 and 1996 and as of and for the six months ended June 30, 1997 are derived from financial statements audited by KPMG Peat Marwick LLP. The summary pro forma statement of operations data and the as adjusted balance sheet data give effect to (i) the borrowing of approximately $4.9 million under the Senior Credit Facility to redeem the preferred stock of a subsidiary of the Company (the "Subsidiary Preferred Stock") and approximately $0.8 million borrowed to purchase certain executives' minority interests in a subsidiary of the Company; (ii) the repayment by an affiliated company of a loan of approximately $3.4 million from the Company; (iii) the Offering; (iv) the application of the estimated net proceeds from the Offering to repay the Company's indebtedness under the Senior Credit Facility; (v) the distribution to certain stockholders of the stock of a subsidiary of the Company which owns the Company's net assets from discontinued operations to certain stockholders of the Company and the redemption of 482,792 shares of Common Stock in connection therewith; and (vi) anticipated changes in the compensation of senior management. See "Use of Proceeds," "Management-- Employment and Non-Competition Agreements" and "Certain Transactions." The summary pro forma and as adjusted data are not necessarily indicative of results which would have been obtained had these events actually occurred or of the Company's future results. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere herein.

                                                                   SIX MONTHS ENDED
                                 YEARS ENDED DECEMBER 31,              JUNE 30,
                          ---------------------------------------- ----------------
                           1992    1993     1994    1995    1996    1996     1997
                          ------- -------  ------- ------- ------- ----------------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net revenues:
 Sales of equipment.....  $ 8,060 $10,596  $15,836 $13,852 $22,595 $ 9,962 $ 10,252
 Cost of equipment sold.    6,828   8,992   13,312  11,477  18,242   7,988    8,222
                          ------- -------  ------- ------- ------- ------- --------
 Gross profit from sales
  of equipment..........    1,232   1,604    2,524   2,375   4,353   1,974    2,030
 Rental and operating
  lease revenue.........    8,071   7,464    8,531   9,102   7,167   3,803    3,164
 Direct finance lease
  income................      --      --       339   1,467   3,055   1,289    2,598
 Fee income.............      --      --       580   2,378   1,869   1,130      648
 Gain on remarketing of
  leased equipment......      --      --         5      44     450      13      277
 Gain on equity
  participation rights..      --      --       --      --      263     --        97
 Interest and other
  income................      --      --       352     778     657     350      779
 Total net revenues.....    9,303   9,068   12,331  16,144  17,814   8,559    9,593
                          ------- -------  ------- ------- ------- ------- --------
Expenses:
 Selling, general and
  administrative........    4,480   5,257    6,842   7,524   8,008   3,717    3,963
 Interest...............      782     995    1,138   1,962   2,771   1,304    1,844
 Depreciation of
  equipment.............    2,627   2,822    3,512   4,054   3,647   1,892    1,858
 Provision for credit
  losses................      166      35      247   1,060     749     338      479
                          ------- -------  ------- ------- ------- ------- --------
 Total expenses.........    8,055   9,109   11,739  14,600  15,175   7,251    8,144
                          ------- -------  ------- ------- ------- ------- --------
Net income from
 continuing operations
 before provision for
 income taxes and
 minority interest......    1,248     (41)     592   1,544   2,639   1,308    1,449
Income tax expense......      494       4      257     747   1,084     532      534
                          ------- -------  ------- ------- ------- ------- --------
Net income from
 continuing operations
 before minority
 interest...............      754     (45)     335     797   1,555     776      915
Minority interest.......      138       3       80      34     120      39       13
                          ------- -------  ------- ------- ------- ------- --------
Net income (loss) from
 continuing operations .  $   616 $   (48) $   255 $   763 $ 1,435 $   737 $    902
                          ======= =======  ======= ======= ======= ======= ========
Pro forma information:
 Net income from continuing operations before provision
  for income taxes......................................   $ 4,160 $ 2,068 $  2,422
 Net income from continuing operations (1)..............     2,469   1,231    1,508
 Net income from continuing operations per common share.   $  0.49 $  0.25 $   0.30
 Shares used in computing net income per common share...     5,070   5,018    4,976

                                                                   SIX MONTHS ENDED
                                 YEARS ENDED DECEMBER 31,              JUNE 30,
                          --------------------------------------- -------------------
                           1992    1993    1994    1995    1996    1996      1997
                          ------- ------- ------- ------- ------- ------- -----------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Leasing:
 Lease originations.....  $   --  $ 9,548 $21,642 $20,479 $24,073 $12,454   $23,851
 Backlog of unfunded
  leases (2)............      --    5,153   8,351   8,609   5,864   6,447    19,860
 Net investment in
  direct finance leases
  (2)...................      --      --    8,296  17,144  31,763  23,700    43,395
 Net charge-off
  percentage (3)........      --      --     0.1%    0.6%    1.3%     --       0.1%
Rental and Distribution:
 Net margin on sales of
  equipment.............    15.3%   15.1%   15.9%   17.1%   19.3%   19.8%     19.8%
 Equipment held for
  rental and operating
  leases, net (2).......  $12,611 $13,840 $15,780 $18,500 $15,048 $15,579   $16,087
                                                                  AS OF JUNE 30, 1997
                                                                  -------------------
                                                                  ACTUAL  AS ADJUSTED
                                                                  ------- -----------
                                                                      (DOLLARS IN
                                                                      THOUSANDS)
BALANCE SHEET DATA:
Assets:
 Net investment in direct finance leases........................  $43,395   $43,395
 Equipment held for rental and operating leases, net............   16,087    16,087
 Net assets of discontinued operations..........................    6,204       --
 Accounts and notes receivable..................................    9,703     9,703
 Deferred income taxes..........................................    1,068     1,068
 Goodwill.......................................................    1,188     1,910
 Other assets...................................................    4,020     4,020
 Cash and cash equivalents......................................      --        --
                                                                  -------   -------
  Total assets..................................................  $81,665   $76,183
                                                                  =======   =======
Liabilities and Stockholders' Equity:
 Senior credit facility and other senior notes payable..........  $46,763   $21,723
 Recourse debt..................................................    2,386     2,386
 Non-recourse debt..............................................    6,913     6,913
 Accounts payable...............................................    3,805     3,761
 Accrued expenses and customer deposits.........................    1,689     1,689
 Subordinated debentures........................................    5,251     5,251
                                                                  -------   -------
  Total liabilities.............................................   66,807    41,723
 Stockholders' equity...........................................   14,858    34,460
                                                                  -------   -------
  Total liabilities and stockholders' equity....................  $81,665   $76,183
                                                                  =======   =======

--------
(1) The following table sets forth the calculation of pro forma net income:

                                                                  SIX MONTHS
                                                                     ENDED
                                                    YEAR ENDED     JUNE 30,
                                                   DECEMBER 31, ----------------
                                                       1996      1996     1997
                                                   ------------ ------  --------
   Net income from continuing operations before
    provision for income taxes...................    $ 2,639    $1,308  $ 1,449
   Pro forma adjustments:
    Interest reduction (a).......................      1,927       963      988
    Increase in compensation (b).................       (377)     (188)     --
    Goodwill amortization (c)....................        (29)      (15)     (15)
                                                     -------    ------  -------
   Pro forma net income from continuing
    operations before provision for income taxes.      4,160     2,068    2,422
   Pro forma tax provision.......................     (1,691)     (837)    (914)
                                                     -------    ------  -------
    Pro forma net income from continuing             $ 2,469    $1,231  $ 1,508
     operations..................................    =======    ======  =======

  --------
  (a) The reduction in interest expense is attributable to the repayment of approximately $25.0 million under the Senior Credit Facility resulting from the application of the net proceeds of the Offering ($27.3 million) and of repayment of the loan due from an affiliate ($3.4 million), net of borrowing incurred to redeem the Subsidiary Preferred Stock ($4.9 million) and to purchase certain executives' minority interests in a subsidiary of the Company ($0.8 million). See "Use of Proceeds" and "Certain Transactions." The interest expense reduction is calculated as the net reduction in borrowing multiplied by the Company's weighted average interest rate under the Senior Credit
      Facility for the applicable period.
  (b) Changes in compensation are attributable to the employment of Messrs. Zimmerman and Palles for the entire year of 1996 and the six months ended June 30, 1996 at the compensation levels provided for in the agreements to be entered into between those executives and the Company in connection with Offering. See "Management--Employment and Non-Competition Agreements."
  (c) The goodwill amortization is attributable to goodwill created as a result of the Company's purchase of certain executives' minority interests in a subsidiary of the Company. See "Certain Transactions."
(2) At period end.
(3) As a percentage of net investment in direct finance leases before allowance for doubtful accounts.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

DEPENDENCE ON CREDITWORTHINESS OF LESSEES

  The Company provides financing to emerging growth companies. Although the Company will expand the types of companies to which it leases equipment and to begin acquiring lease portfolios and other lessors, it will continue to specialize in leases to smaller and mid-sized businesses. Leasing to small businesses presents a somewhat greater risk of non-performance than leasing to larger companies which are generally more creditworthy and more readily able to utilize more traditional financing sources. The failure of the Company's lessees to perform under their leases would result in their leases becoming ineligible for funding under the Senior Credit Facility and excessive delinquencies and defaults would adversely affect the Company's ability to obtain funding and therefore its financial condition and results of operation. No assurance can be given that the Company's experience, criteria or procedures will afford adequate protection against such risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RISK RELATED TO UTILIZATION OF RENTAL PORTFOLIO

  The profitability of the Company's Instrument Rental & Distribution activities depends, in part, on the demand for the rental and sale of specific items in the Company's Instrument Rental & Distribution inventory and the cost of maintaining inventory in ready to use condition. In addition, the Company's rentals of analytical instruments are generally of short duration and the Company's ability to profit from its investment in analytical instruments held for rental is dependent in large part on its ability to continue to rent or profitably sell such equipment. A decline in the demand for such equipment or failure to rent or profitably sell such equipment could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Instrument Rental & Distribution Activities."

DEPENDENCE ON VENDOR RELATIONSHIP

  A material portion of the Company's net revenues and net income from its Instrument Rental & Distribution activities depends on its relationship with Hewlett-Packard as a distributor. In 1994, 1995 and 1996, approximately 46%, 52% and 46%, respectively, of the Company's net revenues were derived from the rental, leasing and sales of analytical instruments manufactured by Hewlett-Packard. However, the net profits from sales of Hewlett-Packard products represented a smaller percentage of the Company's overall net profits. The Company's agreement with Hewlett-Packard is renewable annually and the current term expires on September 30, 1998. In the event that the Company's relationship with Hewlett-Packard were to be terminated, such failure could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Instrument Rental & Distribution Activities."

ABILITY TO SUSTAIN INCREASING VOLUMES OF RECEIVABLES

  The Company's ability to sustain continued growth is dependent on its capacity to attract, evaluate, finance, acquire and service increasing volumes of leases of suitable yield and credit quality. Accomplishing this on a cost-effective basis is largely a function of the Company's ability to market its products effectively, to manage the credit evaluation process to assure adequate portfolio quality, to provide competent, attentive and efficient servicing and to maintain access to institutional financing sources to achieve an acceptable cost of funds for its financing programs. Failure by the Company to do any of these things could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of

Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Lease Portfolio Composition--Capital Resources and Securitizations."

DEPENDENCE UPON KEY PERSONNEL

  The Company's success depends to a significant degree upon the continued contributions of members of its senior management, particularly Messrs. Zimmerman, Laing and Palles, as well as other officers and key personnel, many of whom would be difficult to replace. The future success of the Company also depends, in part, on its ability to identify, attract and retain additional qualified personnel. Although the Company has employment agreements with Messrs. Zimmerman, Laing and Palles, and maintains key man life insurance on Messrs. Zimmerman and Palles, the loss of any of such executives or of other officers or key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

DEPENDENCE ON EXTERNAL FINANCING

  The Company funds substantially all of the equipment leases that it acquires or originates through its warehouse facilities. The Company depends on the pooling of leases in securitizations (in which receivables are first sold to a special purpose entity which then sells or pledges the receivables to the financing parties on a limited recourse basis) or other structured financings (in which the receivables are sold or pledged directly to the financing party on a limited recourse basis) for refinancing of amounts outstanding under its warehouse facilities. Any adverse impact on the Company's ability to complete securitizations, or to otherwise permanently finance its leases, could have a material adverse effect on the Company's ability to obtain or maintain warehouse financing facilities or the amount available under such facilities. Any failure by the Company to renew its existing warehouse facilities or obtain additional warehouse facilities or other financings with pricing, advance rates and other terms consistent with its existing facilities could have a material adverse effect on the Company's financial condition and results of operations.

  Several factors affect the Company's ability to complete securitizations, including conditions in the securities markets generally, conditions in the asset-backed securities markets, the credit quality of the Company's lease portfolio, compliance of the Company's leases with the eligibility requirements established in connection with the securitizations, the Company's ability to obtain third-party credit enhancement and the ability of the Company to adequately service its lease portfolio. Any substantial reduction in the availability of the securitization market for the Company's leases or any adverse change in the terms of such securitizations could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  In general, the recourse to the Company as a result of a securitization transaction is limited to the repurchase of receivables upon breach of the representations and warranties made by the Company with respect to such receivables when they were transferred to the special purpose entity and the financing parties. However, the Company will generally retain the residual interest in the financing entity, which represents the right to receive any excess cash flows after payment of the obligations on the securities issued in the securitization. The Company's right to receive this excess cash flow will generally be subject to certain conditions specified in the securitization documents, which are intended to provide additional credit enhancement to holders of the securities issued in the securitization. The owner of the residual interest generally bears the risk of loss on the entire portfolio of securitized receivables, and fluctuations in charge-off rates and other factors could have a material adverse effect on the Company's ability to fully recover such residual interest and could have a material adverse effect on the Company's financial condition and results of operations.

INTEREST RATE RISKS

  Leases originated or acquired by the Company are non-cancelable and require payments to be made by the lessee at fixed rates for specified terms. The rates charged by the Company are based on interest rates prevailing in the market at the time of lease commencement or acquisition. Until the Company's leases are securitized or otherwise sold or permanently financed, the Company generally funds such leases under its warehouse facilities or from working capital. Should the Company be unable to securitize or otherwise sell or permanently finance leases with fixed rates within a reasonable period of time after funding, the Company's operating margins could be adversely affected by increases in interest rates. The Company expects to undertake to hedge against the risk of interest rate increases when its equipment lease portfolio exceeds certain amounts. Such hedging activities limit the Company's ability to participate in the benefits of lower interest rates with respect to the hedged portfolio of leases. In addition, there can be no assurance that the Company's hedging activities will adequately insulate the Company from interest rate risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RISKS RELATED TO RESIDUAL VALUES

  The Company retains a residual interest in the equipment covered by certain of its leases. The estimated fair market value of the equipment at the end of the contract term of the lease, if any, is reflected as an asset on the Company's balance sheet. The Company's results of operations depend, to some degree, upon its ability to realize these residual values. Realization of residual values depends on many factors, several of which are outside the Company's control, including general market conditions at the time of expiration of the lease, whether there has been unusual wear and tear on, or use of, the equipment, the cost of comparable new equipment, the extent, if any, to which the equipment has become technologically or economically obsolete during the contract term and the effects of any additional or amended government regulations. If, upon the expiration of a lease, the Company sells or refinances the underlying equipment and the amount realized is less than the recorded value of the residual interest in such equipment, a loss reflecting the difference will be recognized and could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Lease Portfolio Composition."

ACQUISITION RISKS

  An important component of the Company's growth strategy is the acquisition of equipment leasing and rental companies. The inability of the Company to identify suitable acquisition candidates or to complete acquisitions on acceptable terms could adversely affect the Company's ability to expand its business. Acquisitions made by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and expenses related to goodwill and other intangible assets. The Company also may experience difficulties in the assimilation of the operations, services, products and personnel of acquired companies, an inability to sustain or improve the historical levels of revenue and profitability of acquired companies, the diversion of management's attention from ongoing business operations and the potential loss of key employees of such acquired companies. The Company currently has no agreements with regard to any acquisitions and there can be no assurance that any will be consummated. See "Business-- Portfolio Finance & Lessor Acquisition Activities."

RISKS RELATED TO EQUITY PARTICIPATION RIGHTS

  The Company frequently obtains warrants or other equity participation rights in its Select Growth Leasing clients. While the Company generally makes no material investment in these rights and does not assign a material carrying value to them, failure of the Company to realize gains from their sale may have an impact on the future earnings of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INDUSTRY CONCENTRATION

  A substantial portion of the Company's revenues are derived from customers in the healthcare, information technology and environmental services industries. To the extent that such industries are adversely affected by economic or regulatory factors, the Company's results of operation and financial condition may be adversely impacted. See "Business."

COMPETITION

  The Company competes with leasing companies, commercial banks and other financial institutions to provide lease financing to clients and to acquire other leasing portfolios and leasing companies. In addition, the Company's competitors in its Instrument Rental & Distribution activities include manufacturers of analytical instruments. A substantial number of the Company's competitors are significantly larger and have greater resources than the Company. See "Business--Competition."

FLUCTUATIONS IN QUARTERLY RESULTS

  The Company may experience significant fluctuations in quarterly operating results due to a number of factors, including, among others, the timing and volume of origination of leases, the size and timing of completion of securitizations and the timing of sale of equity participation rights in customers.

CONCENTRATION OF OWNERSHIP

  Upon completion of this Offering, Mr. Zimmerman and members of his family will beneficially own (including shares held by other members of management for which Mr. Zimmerman holds proxies) approximately 53.9% of the outstanding shares of Common Stock (approximately 50.7% if the Underwriters' over-allotment option is exercised in full). Accordingly, these stockholders will have the ability to control or significantly influence all matters requiring approval by the stockholders of the Company, including the election of directors and approval of significant corporate transactions. Such a level of ownership may have the effect of delaying, deferring, or preventing a change in the control of the Company. See "Principal Stockholders" and "Description of Capital Stock--Proxies and Rights of First Refusal."

SUBSTANTIAL DILUTION

  Investors in the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value per share of $8.24. See "Dilution."

ABSENCE OF DIVIDENDS

  Following the Offering, the Company intends to retain earnings to finance the growth and development of its business. Additionally, the Senior Credit Facility contains certain restrictions on the Company's ability to pay dividends on its Common Stock. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 4,833,696 shares of Common Stock outstanding. The shares of Common Stock offered hereby will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"), except for shares sold by persons deemed to be "affiliates" of the Company or acting as "underwriters," as those terms are defined in the Securities Act. Following the expiration of the lock-up period described below, all of the remaining outstanding shares of Common Stock will be freely tradeable subject to the restrictions on resale imposed upon "affiliates" by Rule 144 under the Securities Act. The Company, its executive officers and directors and certain other stockholders of the Company have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, Common Stock for a period of 180 days commencing on the date of this Prospectus without the prior written consent of Furman Selz LLC, other than the issuance of options to purchase Common Stock or shares of Common Stock issuable upon the exercise thereof in connection with the Company's stock option plans, provided that such shares shall not be transferable prior to the end of the 180-day period, and other than the issuance by the Company of capital stock in connection with acquisitions, provided that such shares shall not be transferable prior to the end of the 180-day period. See "Shares Eligible for Future Sale" and "Underwriting."

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active market for the Common Stock will develop upon completion of the Offering or, if developed, that such market will be sustained. As of the date hereof, the Company has not obtained the three market makers required for listing on the Nasdaq National Market. However, the Company does not foresee any difficulty in obtaining the required number of market makers prior to the consummation of the Offering. The initial public offering price of the Common Stock was determined through negotiations between the Company and the representatives of the underwriters and may bear no relationship to the market price of the Common Stock after the Offering. Prices for the Common Stock after the Offering may be influenced by a number of factors, including the liquidity of the market for the Common Stock, investor perceptions of the Company and the specialty financing industry in general and general economic and other conditions. Sales of substantial amounts of Common Stock in the public market subsequent to the Offering could adversely affect the market price of the Common Stock. For information relating to the factors considered in determining the initial public offering price, see "Underwriting." The trading price of the Common Stock could be subject to wide fluctuations in response to variations in financial estimates by securities analysts and other events or facts. See "Underwriting."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the issuance and sale of the Common Stock offered hereby, after deducting the underwriting discount and estimated offering expenses, are estimated (based upon the midpoint of the Offering price range set forth on the cover page of this Prospectus) to be approximately $27.3 million, or $31.5 million if the Underwriters' over-allotment option is exercised in full. All of such net proceeds will be used to repay indebtedness under the Company's Senior Credit Facility, including approximately $4.9 million borrowed to redeem the Subsidiary Preferred Stock and approximately $0.8 million borrowed to purchase certain executive's minority interests in a subsidiary of the Company. See "Certain Transactions." Prior to the consummation of the Offering, borrowings under the Senior Credit Facility bear interest at the prime rate established from time to time by Fleet Bank, N.A. as its primary lender plus up to 0.50% depending on certain financial tests or, at the Company's option, LIBOR plus 1.75% to 2.25% depending on such tests and mature on July 15, 1998. As of September 30, 1997, the weighted average interest rate on borrowings under the Senior Credit Facility was approximately 7.4%. The Senior Credit Facility will be amended upon consummation of the Offering to increase the amount available under the facility to $100 million and to reduce the applicable interest rates thereunder. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the actual capitalization of the Company as of June 30, 1997 and as adjusted to give effect to (i) the borrowing of approximately $4.9 million under the Senior Credit Facility to redeem the Subsidiary Preferred Stock and approximately $0.8 million borrowed to purchase certain executives' minority interests in a subsidiary of the Company; (ii) the repayment by an affiliated company of a loan of approximately $3.4 million from the Company; (iii) the Offering; (iv) the application of the estimated net proceeds from the Offering to repay the Company's indebtedness under the Senior Credit Facility; and (v) the distribution to certain stockholders of the stock of a subsidiary of the Company which owns the Company's net assets from discontinued operations to certain stockholders of the Company and the redemption of 482,792 shares of Common Stock in connection therewith. This table should be read in conjunction with the financial information appearing elsewhere in this Prospectus. See "Use of Proceeds" and "Certain Transactions."

                                                           AS OF JUNE 30, 1997
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                               (DOLLARS IN
                                                               THOUSANDS)
Debt:
  Senior credit facility and other senior notes payable... $46,763    $21,723
  Recourse debt...........................................   2,386      2,386
  Non-recourse debt.......................................   6,913      6,913
  Subordinated debentures.................................   5,251      5,251
                                                           -------    -------
    Total debt (1)........................................  61,313     36,273
                                                           -------    -------
Stockholders' equity:
  Preferred stock, $0.01 par value; 1,000,000 shares
   authorized; none outstanding...........................     --         --
  Common stock, $0.001 par value; 15,000,000 shares
   authorized; 3,325,539 shares outstanding; as adjusted
   4,824,326 shares outstanding (2).......................       3          5
  Additional paid-in capital..............................   1,802     29,100
  Deferred compensation from issuance of options..........    (221)      (221)
  Stock note receivable...................................    (497)      (497)
  Treasury stock..........................................    (287)      (287)
  Unrealized gain on securities...........................     328        328
  Retained earnings.......................................  13,730      6,032
                                                           -------    -------
    Total stockholders' equity............................  14,858     34,460
                                                           -------    -------
    Total capitalization.................................. $76,171    $70,733
                                                           =======    =======

--------
(1) See Note 6 to the Consolidated Financial Statements appearing elsewhere herein.
(2) Does not include 166,304 shares of Common Stock issuable upon the exercise of stock options outstanding under the Company's 1994 Stock Option Plan (with an average exercise price of $2.15), 160,742 shares of Common Stock issuable upon the exercise of stock options to be granted in connection with the Offering under the Company's 1997 Stock Incentive Plan (exercisable at the initial public offering price) and 58,332 shares of Common Stock issuable upon the exercise of stock options to be granted in connection with the Offering under the Company's Non-Employee Director Option Plan (exercisable at the initial public offering price). See "Management--Stock Option Plans."

                                   DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1997, after giving effect to the distribution to certain stockholders of the stock of a subsidiary which owns the Company's net assets from discontinued operations and the redemption of 482,792 shares of Common Stock in connection therewith and the redemption of the Subsidiary Preferred Stock using additional borrowings under the Senior Credit Facility, was $6.0 million or $2.11 per share of Common Stock. See "Certain Transactions" and "Use of Proceeds." Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at June 30, 1997 would have been $32.6 million or $6.76 per share. This represents an immediate increase in net tangible book value of $4.65 per share to existing stockholders and an immediate dilution in net tangible book value of $8.24 per share to purchasers of Common Stock in the Offering ("New Investors"). The following table illustrates the dilution in net tangible book value per share to New Investors:

Initial public offering price......................................       $15.00
  Pro forma net tangible book value per share at June 30, 1997..... $2.11
  Increase per share attributable to New Investors.................  4.65
                                                                    -----
Pro forma net tangible book value per share after the Offering.....         6.76
                                                                          ------
Net tangible book value dilution per share to New Investors........       $ 8.24
                                                                          ======

  The following table sets forth as of June 30, 1997, the difference between existing stockholders and New Investors with respect to the number of shares purchased from the Company, the total consideration paid to the Company and the average price paid per share, giving pro forma effect to the sale of Common Stock offered hereby and the redemption of 482,792 shares of Common Stock from certain stockholders in exchange for the distribution of the stock of a subsidiary which owns the Company's net assets from discontinued operations and the Subsidiary Preferred Stock. See "Certain Transactions."

                                SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                ----------------- ------------------- PRICE PAID
                                 NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                --------- ------- ----------- ------- ----------
Existing stockholders.......... 2,824,326   58.5% $ 1,805,000    5.7%   $ 0.64
New Investors.................. 2,000,000   41.5   30,000,000   94.3     15.00
                                ---------  -----  -----------  -----
    Total...................... 4,824,326  100.0% $31,805,000  100.0%
                                =========  =====  ===========  =====

                                DIVIDEND POLICY

  Following the Offering, the Company intends to retain any earnings for use in the operation and expansion of its business and therefore does not anticipate declaring any cash dividends in the foreseeable future. The payment of dividends, if any, will be made at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and financial condition, as well as general business conditions and other factors. The Senior Credit Facility also contains provisions limiting the Company's ability to pay dividends. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Capital Resources."

                            SELECTED FINANCIAL DATA

  The following table sets forth selected financial and operating data for the Company as of the dates and for the periods indicated. The selected financial data as of and for the years ended December 31, 1994, 1995 and 1996 and as of and for the six months ended June 30, 1997 are derived from financial statements audited by KPMG Peat Marwick LLP. The selected pro forma statement of operations data gives effect to (i) the borrowing of approximately $4.9 million under the Senior Credit Facility to redeem the Subsidiary Preferred Stock and approximately $0.8 million borrowed to purchase certain executives' minority interests in a subsidiary of the Company; (ii) the repayment by an affiliated company of a loan of approximately $3.4 million from the Company;
(iii) the Offering; (iv) the application of the estimated net proceeds from the Offering to repay the Company's indebtedness under the Senior Credit Facility; (v) the distribution to certain stockholders of the stock of a subsidiary of the Company which owns the Company's net assets from discontinued operations to certain stockholders of the Company and the redemption of 482,792 shares of Common Stock in connection therewith; and (vi) anticipated changes in the compensation of senior management. See "Use of Proceeds," "Management--Employment and Non-Competition Agreements" and "Certain Transactions." The selected pro forma data is not necessarily indicative of results which would have been obtained had these events actually occurred or of the Company's future results. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere herein.

                                                                    SIX MONTHS
                                                                      ENDED
                                 YEARS ENDED DECEMBER 31,            JUNE 30,
                          --------------------------------------- --------------
                           1992   1993     1994    1995    1996    1996   1997
                          ------ -------  ------- ------- ------- ------ -------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net revenues:
 Sales of equipment.....  $8,060 $10,596  $15,836 $13,852 $22,595 $9,962 $10,252
 Cost of equipment sold.   6,828   8,992   13,312  11,477  18,242  7,988   8,222
                          ------ -------  ------- ------- ------- ------ -------
 Gross profit from sales
  of equipment..........   1,232   1,604    2,524   2,375   4,353  1,974   2,030
 Rental and operating
  lease revenue.........   8,071   7,464    8,531   9,102   7,167  3,803   3,164
 Direct finance lease
  income................     --      --       339   1,467   3,055  1,289   2,598
 Fee income.............     --      --       580   2,378   1,869  1,130     648
 Gain on remarketing of
  leased equipment......     --      --         5      44     450     13     277
 Gain on equity
  participation rights..     --      --       --      --      263    --       97
 Interest and other
  income................     --      --       352     778     657    350     779
                          ------ -------  ------- ------- ------- ------ -------
 Total net revenues.....   9,303   9,068   12,331  16,144  17,814  8,559   9,593
                          ------ -------  ------- ------- ------- ------ -------
Expenses:
 Selling, general and
  administrative........   4,480   5,257    6,842   7,524   8,008  3,717   3,963
 Interest...............     782     995    1,138   1,962   2,771  1,304   1,844
 Depreciation of
  equipment.............   2,627   2,822    3,512   4,054   3,647  1,892   1,858
 Provision for credit
  losses................     166      35      247   1,060     749    338     479
                          ------ -------  ------- ------- ------- ------ -------
 Total expenses.........   8,055   9,109   11,739  14,600  15,175  7,251   8,144
                          ------ -------  ------- ------- ------- ------ -------
Net income from
 continuing operations
 before provision for
 income taxes and
 minority interest......   1,248     (41)     592   1,544   2,639  1,308   1,449
Income tax expense......     494       4      257     747   1,084    532     534
                          ------ -------  ------- ------- ------- ------ -------
Net income from
 continuing operations
 before minority
 interest...............     754     (45)     335     797   1,555    776     915
Minority interest.......     138       3       80      34     120     39      13
                          ------ -------  ------- ------- ------- ------ -------
Net income (loss) from
 continuing operations..  $  616 $   (48) $   255 $   763 $ 1,435 $  737 $   902
                          ====== =======  ======= ======= ======= ====== =======
Net income (loss) from
 continuing operations
 per common share.......  $ 0.18 $ (0.01) $  0.07 $  0.22 $  0.40 $ 0.21 $  0.26
Dividends declared per
 common share...........     --      --       --      --  $  0.26    --      --
Shares used in computing
 net income (loss) per
 common share...........   3,407   3,415    3,505   3,494   3,553  3,501   3,459
Pro forma information:
 Net income from continuing operations before provision
  for income taxes.....................................   $ 4,160 $2,068 $ 2,422
 Net income from continuing operations(1)..............     2,469  1,231   1,508
 Net income from continuing operations per common
  share................................................   $  0.49 $ 0.25 $  0.30
 Shares used in computing net income per common share..     5,070  5,018   4,976

                                                                    SIX MONTHS
                                                                       ENDED
                                 YEARS ENDED DECEMBER 31,            JUNE 30,
                          --------------------------------------- ---------------
                           1992    1993    1994    1995    1996    1996    1997
                          ------- ------- ------- ------- ------- ------- -------
                                          (DOLLARS IN THOUSANDS)
OPERATING DATA:
Leasing:
 Lease originations.....  $   --  $ 9,548 $21,642 $20,479 $24,073 $12,454 $23,851
 Backlog of unfunded
  leases (2)............      --    5,153   8,351   8,609   5,864   6,447  19,860
 Net investment in
  direct finance leases
  (2)...................      --      --    8,296  17,144  31,763  23,700  43,395
 Net charge-off
  percentage (3)........      --      --     0.1%    0.6%    1.3%     --     0.1%
Rental and Distribution:
 Net margin on sales of
  equipment.............    15.3%   15.1%   15.9%   17.1%   19.3%   19.8%   19.8%
 Equipment held for
  rental and operating
  leases, net (2).......  $12,611 $13,840 $15,780 $18,500 $15,048 $15,579 $16,087

                                    AS OF DECEMBER 31,            AS OF JUNE 30,
                          --------------------------------------- ---------------
                           1992    1993    1994    1995    1996    1996    1997
                          ------- ------- ------- ------- ------- ------- -------
                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Assets:
 Net investment in
  direct finance leases.  $   --  $   --  $ 8,296 $17,144 $31,763 $23,700 $43,395
 Equipment held for
  rental and operating
  leases, net...........   12,611  13,840  15,780  18,500  15,048  15,579  16,087
 Net assets of
  discontinued
  operations ...........   10,624   9,928   7,493   9,361   6,470   4,453   6,204
 Accounts and notes
  receivable............    3,141   2,944   4,679   4,655   8,235   7,667   9,703
 Deferred income taxes..    2,235   2,403   2,502   1,995   1,310   1,628   1,068
 Goodwill...............      882     875     869     862     851     876   1,188
 Other assets...........    1,071   1,641   1,677   4,419   3,523   4,054   4,020
 Cash and cash
  equivalents...........       10       9      90   1,668     --      --      --
                          ------- ------- ------- ------- ------- ------- -------
  Total assets..........  $30,574 $31,640 $41,386 $58,604 $67,200 $57,957 $81,665
                          ======= ======= ======= ======= ======= ======= =======
Liabilities and
 Stockholders' Equity:
 Senior credit facility
  and other senior notes
  payable...............  $11,541 $10,917 $19,400 $31,914 $29,605 $27,547 $46,763
 Recourse debt..........      --      --      --      882   3,361     727   2,386
 Non-recourse debt......      --      --      --    4,997   8,276   4,122   6,913
 Accounts payable.......    1,021   1,182   3,685   1,518   4,355   4,691   3,805
 Accrued expenses and
  customer deposits.....      767   1,039   2,245   2,147   2,534   2,060   1,689
 Subordinated
  debentures............    4,449   4,599   4,767   4,953   5,127   5,013   5,251
                          ------- ------- ------- ------- ------- ------- -------
  Total liabilities.....   17,778  17,737  30,097  46,411  53,258  44,160  66,807
 Redeemable preferred
  stock.................    5,000     --      --      --      --      --      --
 Stockholders' equity...    7,796  13,903  11,289  12,193  13,942  13,797  14,858
                          ------- ------- ------- ------- ------- ------- -------
  Total liabilities and
   stockholders' equity.  $30,574 $31,640 $41,386 $58,604 $67,200 $57,957 $81,665
                          ======= ======= ======= ======= ======= ======= =======

--------
(1) The following table sets forth the calculation of pro forma net income:

                                                            SIX MONTHS ENDED
                                                YEAR ENDED      JUNE 30,
                                               DECEMBER 31, ------------------
                                                   1996       1996      1997
                                               ------------ --------  --------
   Net income from continuing operations
    before provision for income taxes.........   $ 2,639    $  1,308  $  1,449
   Pro forma adjustments:
     Interest reduction (a)...................     1,927         963       988
     Increase in compensation (b).............      (377)       (188)      --
     Goodwill amortization (c)................       (29)        (15)      (15)
                                                 -------    --------  --------
   Pro forma net income from continuing
    operations before provision for income
    taxes.....................................     4,160       2,068     2,422
   Pro forma tax provision....................    (1,691)       (837)     (914)
                                                 -------    --------  --------
     Pro forma net income from continuing
      operations .............................   $ 2,469    $  1,231  $  1,508
                                                 =======    ========  ========

  --------
  (a) The reduction in interest expense is attributable to the repayment of approximately $25.0 million under the Senior Credit Facility resulting from the application of the net proceeds of the Offering ($27.3 million) and of repayment of the loan due from an affiliate ($3.4 million), net of borrowing incurred to redeem the Subsidiary Preferred Stock ($4.9 million) and to purchase certain executives' minority interests in a subsidiary of the Company ($0.8 million). See "Use of Proceeds" and "Certain Transactions." The interest expense reduction is calculated as the net reduction in borrowing multiplied by the Company's weighted average interest rate under the Senior Facility for the applicable period.
  (b) Changes in compensation are attributable to the employment of Messrs. Zimmerman and Palles for the entire year of 1996 and the six months ended June 30, 1996 at the compensation levels provided for in the agreements to be entered into between those executives and the Company in connection with the Offering. See "Management--Employment and Non-Competition Agreements."
  (c) The goodwill amortization is attributable to goodwill created as a result of the Company's purchase of certain executives' minority interests in a subsidiary of the Company. See "Certain Transactions."
(2) At period end.
(3) As a percentage of net investment in direct finance leases before allowance for doubtful accounts.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The information contained in this section, which relates only to the Company's continuing operations, should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing in this Prospectus.

INTRODUCTION

  The Company has engaged and will engage in several types of financial transactions, each of which is reflected in a different manner in the Company's financial statements. The Company will expand the base of customers it serves in its Select Growth Leasing activities and will re-initiate and expand the Portfolio Finance & Lessor Acquisition activities that it discontinued in connection with the 1994 Sale now that the Non-Compete Agreement has expired. In its Select Growth Leasing activities, substantially all of the leases are direct finance leases and the Company currently funds these leases primarily with recourse and non-recourse debt. In its Instrument Rental & Distribution activities, the Company rents and sells new and used instruments and funds such activities primarily through its revolving credit facility. Substantially all of the leases involved in the Company's Portfolio Finance & Lessor Acquisition activities will also be direct finance leases. The Company will fund such activities through its warehouse and securitization facilities. The following briefly describes some of the principal accounting practices applicable to the Company's business.

  Direct Finance Leases. Direct finance leases transfer substantially all benefits and risks of equipment ownership to the lessee. A lease is accounted for as a direct finance lease if the collectibility of lease payments is reasonably certain and it meets one of the following criteria: (i) the lease transfers ownership of the equipment to the lessee by the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the lease term at inception is at least 75% of the estimated economic life of the leased equipment; or (iv) the present value of the minimum lease payments is at least 90% of the fair value of the leased equipment at inception of the lease. The present value of the future lease payments and the present value of the residual value are recorded as the initial investment in such leases. This initial investment generally represents the cost of leased equipment. Unearned lease income is equal to the difference between (i) the future lease payments and residual value and (ii) their corresponding present values. Unearned lease income is amortized and recorded as revenue over the term of the lease by applying a constant periodic rate of return to the declining net investment. Initial direct costs incurred in originating leases, such as salaries for marketing personnel and commissions, are capitalized as part of the net investment in direct finance leases and amortized over the lease term. The Company records direct finance lease receivables as "Net investment in direct finance leases." At the end of the lease, a remarketing gain or loss is recorded to the extent the proceeds of sale of the equipment exceed or are less than the originally estimated residual value. When the Company leases analytical instruments under direct finance leases, such leases are accounted for in the same way except that the Company records the sales value of the instruments as revenue and the carrying value as cost of equipment sold, thus recognizing its distribution margin. The Company's direct finance lease income has increased substantially over the last three years due to increased marketing and selling activities.

  Rentals and Operating Leases. All rental and lease contracts which do not meet the criteria of direct finance leases are accounted for as operating leases. Rental arrangements are for fewer than 12 months and operating leases have longer terms. Monthly rental and lease payments are recorded as "Rental and operating lease revenue." Rental and leased equipment is recorded at the Company's cost as "Equipment held for rental and operating leases" and depreciated on a straight-line basis. The Company depreciates analytical instruments over a seven-year life, assuming no salvage or residual value at the end of such period. The Company has realized gains from the sale of used analytical instruments in each year since the inception of its Instrument Rental & Distribution activities. Rental and operating lease revenue has decreased in the recent past due to the consolidation of the environmental testing industry and the tendency of larger environmental testing companies to purchase, rather than rent, analytical instruments. This trend, in addition to the Company's increased market penetration of pharmaceutical and biotechnology industries, which customers also typically purchase analytical instruments, have resulted in a significant increase in sales of equipment since 1995.

  Equity Participation Rights. The Company frequently receives warrants or other equity participation rights from Select Growth Leasing clients in connection with its leases to them. Such warrants or rights entitle the Company to purchase common stock or other equity securities of the client at a price generally based on the most recent price paid by the client's private equity investors. The Company typically obtains the right to have such shares included in registered public offerings of the client's stock. At the time of receipt, the warrant or other equity participation right is recorded as an investment. The Company does not recognize gain or loss on such securities until they are sold. The Company periodically evaluates its portfolio of equity participation rights and expects to sell its equity participation rights as its portfolio companies mature based on its evaluation of the market trends for the related clients' equity securities. As of June 30, 1997, the Company held equity participation rights in 39 companies, 13 of which were publicly traded.

  Realization of Residual Values. Residual values are estimated at the inception of a lease and reviewed periodically over the term of the lease. Estimated residual values of leased equipment may be adjusted downward, but not increased. Decreases in estimated residual values are made as the change in residual value becomes apparent and are reflected by increased depreciation expense for operating leases or by decreased earned lease income for direct finance leases. When equipment is sold, the net proceeds realized in excess of the estimated residual value are recorded as a "Gain on remarketing of leased equipment," or the amount by which the estimated residual value exceeds the net proceeds is recorded as a loss. To date, the Company has not had a net loss from the realization of residual values for any quarterly period.

  Servicing Fees. The Company has engaged in the business of servicing lease portfolios originated by third parties since 1992, but due to the Non-Compete Agreement, has not entered into a new agreement to service leases for third parties since December 1994. The Company will reinitiate its lease portfolio servicing activities now that the Non-Compete Agreement has expired. In addition, the Company expects to realize servicing revenue from the securitizations that it expects to complete in the future. Revenues from these activities are classified as "Fee income."

  Securitizations of Lease Portfolios. Prior to the 1994 Sale, the Company permanently financed the substantial majority of its origination of healthcare equipment leases and acquisition of lease portfolios through securitizations and the Company intends to securitize the leases it acquires or originates in the future. In a securitization transaction, the Company sells a pool of leases to a wholly-owned, special purpose subsidiary. The special purpose subsidiary simultaneously transfers an interest in the leases to a trust which issues beneficial interests in the trust. These beneficial interests may be of a single class or of multiple classes of senior and subordinated securities. The Company generally retains the right to receive any excess cash flows of the trust. When the Company sells leases in securitizations, it will recognize gain equal to the excess of the net proceeds from the sale of the securities, after deducting issuance expenses, over the cost basis of such leases.

  Provision for Credit Losses. Each of the Company's activities involves risk of credit loss. Management evaluates the collectibility of the Company's leases based on the creditworthiness of the related lessee, delinquency statistics, historical loss experience, current economic conditions and other relevant factors. The Company provides an allowance for credit losses at the time that the lease commences and periodically evaluates the related reserve for credit losses, based on then current delinquency experience and the financial status of its lessees. As of June 30, 1997, the Company had loss reserves of 4.9% of its net investment in Select Growth Leasing receivables, which was well in excess of its historical experience of credit losses.

  Net Operating Losses. As of June 30, 1997, the Company had net operating loss carry-forwards available to reduce future taxable income of $17.7 million.

  Distribution to Certain Shareholders. The Company has adopted a plan to distribute the stock of its wholly owned subsidiary, LINC Finance Corporation, to certain of its shareholders. See "Certain Transactions." While the Company has not determined the fair value of the assets to be distributed, the Company does not believe that gain or loss, if any, which may result from their distribution will be material to the Company's results of operations.

RESULTS OF OPERATIONS

 Six Months ended June 30, 1997 Compared to Six Months ended June 30, 1996

  Income before taxes and minority interest for the Company's Select Growth Leasing and Portfolio Finance & Lessor Acquisition activities increased from $1.0 million to $1.1 million primarily as a result of a substantially higher level of finance lease receivables outstanding, offset somewhat by a higher level of selling, general and administrative expense. Income before taxes and minority interest for the Company's Instrument Rental & Distribution activities increased from $0.3 million to $0.4 million. While net revenues in this segment declined by $0.6 million, this decline was offset by a decline in expenses.

  Sales of equipment increased from $10.0 million to $10.3 million, while rental and operating lease revenue declined from $3.8 million to $3.2 million. These changes were primarily a result of the increase in market penetration in the pharmaceutical and biotechnology industries and consolidation in the environmental testing industry. In addition, the Company believes that sales of equipment in the first half of 1996 were unseasonably high due to a number of large sales in June 1996.

  Cost of equipment sold increased from $8.0 million to $8.2 million. Net margin on sales of analytical instruments was 19.8% in the 1996 period and 19.8% in the 1997 period.

  Direct finance lease income increased from $1.3 million to $2.6 million as a result of a substantially higher level of finance lease receivables outstanding. Net investment in direct finance leases increased from $23.7 million to $43.4 million due to increased marketing and selling activities. New lease originations increased 92% and backlog of unfunded lease commitments increased 208% from period to period.

  As a consequence of the continuing decline in the number of leases serviced by the Company for unrelated parties due to the Non-Compete Agreement, which expired in September 1997, fee income declined from $1.1 million to $0.6 million.

  During the first six months of 1997, gains on remarketing of leased equipment of $0.3 million were realized. The increase in gains from the comparable period in 1996 resulted from increased lease maturities in 1997.

  During the first six months of 1997, the Company sold certain of its equity participation rights realizing a gain of $0.1 million. No equity participation rights were sold during the 1996 period.

  Other income, which consists primarily of interest income and fees earned in connection with Select Growth Leasing commitments, increased from $0.4 million to $0.8 million. This was attributable to an increase in interest income associated with the increase in interest-bearing notes receivable held by the Company, as well as increased fees related to its Select Growth Leasing activities.

  Selling, general and administrative expenses increased from $3.7 million to $4.0 million due primarily to increases in operations, marketing and sales personnel associated with the Company's Select Growth Leasing activities and preparation for the re-initiation of Portfolio Finance & Lessor Acquisition activities, as well as increases in information systems expenditures.

  Interest expense increased from $1.3 million to $1.8 million due primarily to increased direct finance lease originations and the resulting increase in average borrowings.

  Depreciation of equipment, primarily depreciation of analytical instruments, was $1.9 million in both periods.

  The provision for credit losses increased from $0.3 million to $0.5 million due to the volume of new leases originated. However, such provision declined from 1.4% to 1.1% of direct finance lease receivables at the end of the respective periods, as a result of the continued increase in the Company's outstanding direct finance lease portfolio described above.

  The Company's effective tax rate decreased from 40.7% to 36.9% resulting from a reduction in the applicable state income tax rates in 1997 and the corresponding reduction in deferred taxes for prior periods.

 1996 Compared to 1995

  Income before taxes and minority interest for the Company's Select Growth Leasing and Portfolio Finance & Lessor Acquisition activities increased from $1.0 million to $1.6 million primarily as a result of a substantially higher level of finance lease receivables outstanding. Income before taxes and minority interest for the Company's Instrument Rental & Distribution activities increased from $0.5 million to $1.0 million. While net revenue in this segment declined by $0.1 million, expenses, primarily depreciation and amortization expense, declined by $0.6 million.

  Sales of equipment increased from $13.9 million to $22.6 million, while rental and operating lease revenue declined from $9.1 million to $7.2 million. These changes were a result of the increase in market penetration in the pharmaceutical and biotechnology industries and consolidation in the environmental testing industry.

  Cost of equipment sold increased from $11.5 million to $18.2 million. Net margin on sales of analytical instruments increased from 17.1% to 19.3% primarily due to a favorable change in product mix from the prior period.

  Direct finance lease income increased from $1.5 million to $3.1 million which resulted from a substantially higher level of finance lease receivables outstanding. Net investment in direct finance leases increased from $17.1 million to $31.8 million due to increased marketing and selling activities.

  As a consequence of the decline in the number of leases serviced by the Company for unrelated parties due to the Non-Compete Agreement, which expired in September 1997, fee income declined from $2.4 million to $1.9 million.

  Gains from remarketing of leased equipment increased from $44,000 to $0.5 million as a consequence of increased lease maturities in 1996.

  Gain on equity participation rights for 1996 was $0.3 million. No gains were realized in 1995. The change is a reflection of the growing maturity of the Company's Select Growth Leasing portfolio.

  Selling, general and administrative expenses increased from $7.5 million to $8.0 million due primarily to increases in operations, marketing and sales personnel associated with the Company's Select Growth Leasing and Instrument Rental & Distribution activities.

  Interest expense increased from $2.0 million to $2.8 million due primarily to increased direct finance lease originations and the resulting increase in average borrowings.

  Depreciation of equipment declined from $4.1 million to $3.6 million primarily due to a decrease of $3.5 million in inventory held for rental.

  The provision for credit losses declined from $1.1 million to $0.7 million primarily due to a decline in anticipated lease charge-offs.

  The Company's effective tax rate decreased from 48.4% to 41.1% due to a decrease in nondeductible expenses.

 1995 Compared to 1994

  Income before taxes and minority interest for the Company's Select Growth Leasing and Portfolio Finance & Lessor Acquisition activities increased to $1.0 million from a loss of $0.1 million. This increase resulted from a more than doubling of the Company's net investment in direct finance leases in this segment. Income before taxes and minority interest for the Company's Instrument Rental & Distribution activities declined from $0.7 million to $0.5 million. While net revenue in this segment increased by $0.4 million, expenses, primarily depreciation and amortization expense, increased by $0.6 million.

  Sales of equipment declined in 1995 from $15.8 million to $13.9 million while rental and operating lease revenue increased from $8.5 million to $9.1 million. The decline in sales of equipment was attributable to reduced demand by environmental laboratories. The increase in rental revenue was primarily attributable to the addition of a large customer during this period.

  Cost of equipment sold declined from $13.3 million to $11.5 million reflecting the decline in sales of analytical instruments. Net margin on the sale of analytical instruments increased from 15.9% to 17.1% due to higher manufacturer discounts as a result of higher volume of purchases by the Company.

  Direct finance lease income increased from $0.3 million in 1994 to $1.5 million in 1995 due to an increase in the Company's net investment in direct finance leases from $8.3 million to $17.1 million. While leases funded in 1995 remained relatively unchanged from 1994 levels, the majority of the leases funded in 1994 were sold in that year to an unaffiliated entity, while in 1995, all of the Company's lease originations were retained.

  Fee income increased from $0.6 million in 1994 to $2.4 million in 1995. This was attributable to the acquisition by the Company in December 1994 of a contract to service a lease portfolio on behalf of a group of financial institutions, as well as the increase in the number of leases serviced on behalf of an unrelated entity.

  Selling, general and administrative expenses increased from $6.8 million to $7.5 million. This was attributable primarily to the increase in staffing of the Company's Select Growth Leasing activities.

  Interest expense increased from $1.1 million to $2.0 million, reflecting higher borrowings attributable to the increase in direct finance leases and rental inventory.

  Depreciation of equipment increased from $3.5 million to $4.1 million primarily as a result of the increase in the Company's net investment in its analytical instrument rental portfolio.

  The provision for credit losses increased from $0.2 million to $1.1 million due to an increase in net investment in direct finance leases and a partial charge-off of one lease resulting from a default.

  The Company's effective tax rate increased from 43.4% to 48.4% due to an increase in nondeductible expenses.

LIQUIDITY AND CAPITAL RESOURCES

 General

  The Company's Select Growth Leasing and Instrument Rental & Distribution activities are capital intensive and require access to a substantial amount of credit to fund new equipment leases. The Company has funded its operations primarily through cash flow from operations, borrowings under the Senior Credit Facility, non-recourse and recourse loans and the sale of equity to the Company's existing stockholders. The Company will continue to require access to significant additional capital to maintain and expand its volume of leases originated and portfolio of rental equipment as well as re-initiate its Portfolio Finance & Lessor Acquisition activities. The Company believes that cash flow from its operations, the net proceeds of the Offering, the net proceeds from future securitization transactions and other borrowings and amounts available under its Senior Credit Facility will be sufficient to fund the Company's operations for the foreseeable future.

 Cash Flow

  Cash flows from operating and financing activities provided by continuing operations are generated primarily from receipts on direct finance leases and rentals of analytical instruments, gross profit on the sale of analytical instruments, realization of residual values and the financing of new lease originations and rental inventory. Cash flows from such activities were $10.0 million for the first six months of 1996 and $22.8 million for the first six months of 1997 and for 1994, 1995 and 1996 were $13.0 million, $24.6 million and $27.1 million, respectively. The period to period increases result primarily from the growth in the Company's Select Growth Leasing direct finance lease activities.

 Credit Facilities

  The Company utilizes secured warehouse, revolving credit and term loan facilities provided to it under the Senior Credit Facility by a group of banks, including Fleet Bank N.A. as agent, to fund the acquisition and origination of leases and the purchase of analytical instruments. As of June 30, 1997, the Company had a maximum of $54.5 million available for borrowing under the Senior Credit Facility, of which the Company had borrowed $45.1 million. In July 1997, the amount available under the Senior Credit Facility was increased to $75.0 million. Borrowings under the current Senior Credit Facility are secured by a lien on substantially all of the assets of the Company and bear interest at the prime rate established from time to time by Fleet Bank N.A. as its primary lender plus up to 0.50% depending on certain financial tests or, at the Company's option, LIBOR plus 1.75% to 2.25% depending on such tests and matures on July 15, 1998. As of September 30, 1997 the weighted average interest rate on borrowings under the Senior Credit Facility was approximately 7.4%. Upon consummation of the Offering, the Senior Credit Facility will be increased to $100 million, the interest rate payable by the Company thereunder will be reduced to LIBOR plus 1.25% to 1.75% or the prime rate plus up to 0.25% and its maturity will be extended to September 30, 1998.

 Recourse and Non-Recourse Debt

  Since 1995, the Company has permanently financed a substantial portion of the direct finance leases originated in its Select Growth Leasing and Instrument Rental & Distribution activities using secured recourse and non-recourse loans provided by financial institutions. The interest rate on these loans range from 8.18% to 9.07% and they mature on various dates from June 1999 to August 2002.

 Securitizations

  The Company intends to capitalize on its management's prior experience in securitizations. Shortly after consummation of the Offering, the Company expects to enter into the Securitization Facility provided by an affiliate of Fleet Bank N.A. in an initial amount of $60 million and which may be increased to $100 million at the Company's option based on certain conditions. The Securitization Facility will provide for an interest rate which is 0.55% in excess of 30 day LIBOR and may be converted into an amortizing term facility at any time. The securitization facility will provide for transfer of eligible leases to a special purpose subsidiary not less frequently than monthly. The terms of the facility will permit the securitization of substantially all of the leases originated in the Company's Portfolio Finance & Lessor Acquisition activities and Instrument Rental & Distribution activities as well as the substantial majority of the leases originated in the Company's Select Growth Leasing activities. See "Business--Capital Resources and Securitizations."

 Recent Accounting Pronouncements

  The Company anticipates that, in the future, it will finance or sell certain of its equipment leases through securitization transactions or other structured finance techniques. The accounting treatment of such transactions will be governed by SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Company is unable to determine the precise impact of this pronouncement on its future results of operation and financial condition until a specific transaction occurs.

  SFAS No. 128, "Earnings per Share," requires the disclosure of basic earnings per share and diluted earnings per share for financial statements for periods ending after December 15, 1997. The Company does not believe that this pronouncement would have had a significant effect on reported net income per common share had it been applied to the data presented herein.

  SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," will affect the disclosure requirements for the Company's 1998 financial statements. The Company has not yet evaluated the effect of these pronouncements on its disclosure requirements.

                                   BUSINESS

GENERAL

  The Company is a finance company specializing in the origination, acquisition, securitization and servicing of equipment leases and in the rental and distribution of analytical instruments. The Company's principal businesses are (i) the direct origination of leases of a broad range of equipment to emerging growth companies primarily serving the healthcare and information technology industries and (ii) the rental and distribution of analytical instruments to companies serving the environmental, chemical, pharmaceutical and biotechnology industries. The Company conducts its business throughout the United States and, except for California, which accounts for approximately 20% of the Company's revenues, no state accounts for more than 10% of the Company's revenues. The Company believes, based on its own research and management's extensive knowledge of and experience in the equipment leasing industry, that it is a leading provider of equipment leasing, rental and other services to its specialized markets and its position as such provides significant opportunities for internal growth, as well as growth through the acquisition and financing of lease portfolios originated by other lessors and the acquisition of leasing companies which can capitalize on the existing capabilities and significant management experience of the Company. The Company believes that its extensive experience in these markets and its flexibility in structuring transactions to meet the needs of both its leasing and rental customers provide it with a competitive advantage over other sources of such services. For information regarding segment reporting, see
Note 11 to the Consolidated Financial Statements.

BACKGROUND

  The Company's management team has extensive experience in the development of specialty finance companies, with each of its three senior officers having over 25 years experience in the equipment leasing or rental industry. Since its founding in 1975 by Mr. Zimmerman, the Company and companies previously managed by Messrs. Zimmerman and Palles have originated over $1.5 billion in equipment leases and have financed over $650 million of assets through securitizations and other structured financings to finance their activities. The Company believes, based on statements made to the Company by individuals familiar with the securitization industry as well as its own research, that it was the first company in the U.S. to securitize healthcare equipment leases and related residual values.

  The Company commenced its Select Growth Leasing activities in 1986 through its sponsorship and management of limited partnerships, a portion of whose business was providing equipment lease financing to emerging growth companies primarily in the healthcare and information technology industries. Beginning in 1992, the Company focused its Select Growth Leasing activities on leasing essential operating equipment to such emerging companies. Since 1993, the Company has originated over $76 million in new leases through its Select Growth Leasing activities.

  The Company's Instrument Rental & Distribution activities were developed through the acquisition in 1991 of a business founded by Mr. Laing and the acquisition in 1992 of the analytical instruments business of AT&T Capital. The Company has also engaged in a number of other successful activities serving the healthcare industry, including a business providing receivables-based lending to healthcare providers which was sold to The FINOVA Group in 1996.

  The Company first entered the Portfolio Finance & Lessor Acquisition business in 1988 through the acquisition of Scientific Leasing, Inc. The majority of these assets consisted of a portfolio of leases of healthcare equipment. Under the management of Messrs. Zimmerman and Palles, the Company believes, based on management's extensive knowledge of and experience in the equipment leasing industry, that it became the largest independent lessor of healthcare equipment in the U.S. with over $500 million in assets owned or managed in 1993. Since 1988, the Company and companies previously managed by Messrs. Zimmerman and Palles have acquired approximately $325 million in lease portfolios and companies which had lease receivables of approximately $300 million. The Company sold its healthcare equipment leasing and portfolio acquisition and servicing business in the 1994 Sale to LINC Anthem Corporation ("LINC Anthem"), a subsidiary of Anthem Insurance Companies, Inc. Messrs. Zimmerman and Palles managed LINC Anthem until the 1996 Sale at which time they returned to the Company on a full-time basis to pursue opportunities in its Select Growth Leasing and Instrument Rental & Distribution activities.

EQUIPMENT LEASING INDUSTRY

  The equipment leasing and financing industry has grown rapidly since 1986 and is a major factor in the financing of business investment in equipment. The ELA reports that business investment in equipment exceeded $560 billion in 1996 and that equipment leasing accounted for approximately $169 billion of total business investment in equipment, compared to business investment of $267 billion and equipment leasing activity of $85 billion in 1986. The ELA estimates that 80% of all U.S. businesses use leasing or financing to acquire capital assets.

  The ELA reports that over 35% of equipment leases originated in 1995 consisted of computers, office equipment, telecommunication equipment, medical equipment and other information technology and manufacturing equipment. The Company believes that the equipment leasing market for these and other types of small-ticket equipment (items with a unit cost of less than $250,000) is growing more rapidly than other leasing segments primarily as a result of (i) declines in the per unit cost of telecommunications, computer, medical and office equipment; (ii) improved technology making instant credit approval possible at the point of sale; and (iii) the trend of manufacturers and distributors of small-ticket equipment to stimulate sales by providing various financing alternatives to their customers. These growing segments of the equipment leasing industry are a primary focus of the Company's growth strategy for its Select Growth Leasing and Portfolio Finance & Lessor Acquisition activities.

  The equipment leasing industry is highly fragmented, with over 700 member companies in the ELA alone. The Company estimates that over 20% of the members of the ELA originate less than $50 million in equipment leasing volume annually and believes that this segment of the industry is characterized by small, thinly-capitalized companies who generally have experienced management and good customer relationships. The Company believes that there are numerous additional small lessors who are not members of the ELA and that such industry fragmentation presents substantial opportunities for its Portfolio Finance & Lessor Acquisition activities.

GROWTH STRATEGY

  The Company's goal is to be the leading specialty finance company in its targeted markets by taking advantage of its significant management experience and existing operating systems and capabilities. From September 1994 to September 1997 the Non-Compete Agreement restricted the Company's Portfolio Finance & Lessor Acquisition and Select Growth Leasing activities. The Company will once again pursue the substantial opportunities in these areas now that the Non-Compete Agreement has expired. The Company's strategy for growth is based on the following key elements:

 Select Growth Leasing

  . expanding the Company's network of sales offices, including the recently opened Los Angeles office

  . developing leasing relationships with more established clients which fit the Company's Select Growth Leasing profile

  . developing new products, including inventory and accounts receivable financing

 Instrument Rental & Distribution

  . broadening the customer base of analytical instruments in the chemical, biotechnology and pharmaceutical industries

  . developing similar relationships with vendors of medical equipment and acquiring other established rental and distribution companies

 Portfolio Finance & Lessor Acquisition

  . taking advantage of the Company's securitization capabilities, lower financing costs and the credit and servicing experience of its management by acquiring and financing lease portfolios originated by smaller independent leasing companies which are not efficiently served by traditional financing sources

  . leveraging the Company's existing servicing, financing and management infrastructure by acquiring leasing companies which provide healthcare and information technology equipment

SELECT GROWTH LEASING ACTIVITIES

  General. The Company's Select Growth Leasing activities consist primarily of the direct origination of non-cancelable, full-payout leases to middle and late stage emerging growth companies in the healthcare and information technology industries. Such companies include physician practice management organizations, rehabilitation service companies, extended care providers, healthcare claims administrators and information service providers and Internet and telecommunications service companies. The Company has provided leasing to over 75 companies including Cardiac Pathways Corporation, Mariner Health Group, Inc., Transitional Health Services, Earthlink Network, Inc., Bridge Data Corporation and Intermedia Communications, Inc. A majority of the Company's Select Growth Leasing clients are supported by institutional private equity investors which provide capital and management resources to such customers. Such private equity investors include Welsh Carson Anderson & Stowe, Weiss, Peck & Greer, Essex Venture Partners and Oak Investment Partners.

  Leases to individual customers typically include items with an aggregate cost ranging from $250,000 to $2.0 million and cover a broad variety of equipment, each with original purchase prices which are generally less than $100,000 per item. These leases are generally for essential operating equipment, including data processing equipment, production equipment, analytical instruments and medical equipment. For the first six months of 1997 compared with the same period in 1996, new lease originations increased from $12.5 million to $23.9 million and backlog of unfunded leases increased from $6.4 million to $19.9 million. The Company's Select Growth Leasing activities are expected to continue to grow due to the Company's ability to provide such services to more established companies, which was restricted by the Non-Compete Agreement.

  The Company believes that regulatory reform, consolidations, outsourcing and other fundamental changes in the healthcare industry, expansion of the information technology industry and development of new technologies have promoted the formation and growth of new companies of the type served by its Select Growth Leasing activities. Such companies typically have limited access to financing from commercial banks, diversified finance companies and traditional leasing companies. The Company's experience in serving the healthcare and information technology industries enables it to serve the specific needs of its customer base more effectively than its competitors by providing a variety of financing alternatives, such as flexible lease structures, asset-based financing, sale-leaseback transactions and secured credit lines, while maintaining a high degree of credit quality. In a significant number of its Select Growth Leasing transactions, the Company receives warrants or other equity participation rights which provide additional opportunities for profitability upon the sale of such rights. As of June 30, 1997, the Company held equity participation rights in 39 companies, 13 of which were publicly traded.

  Sales and Marketing. Leases are originated by representatives located in Chicago, San Francisco, Boston and Los Angeles and are often the result of a network of independent lease brokers and referrals from institutional private equity investors. The Company has been able to identify prospective clients through the retention of marketing personnel having investment banking, financial analysis and industry specific experience, the analysis of selective information regarding venture capital investment in the healthcare and information technology industry, direct mail advertising and representation at major venture capital conferences and symposia. The Company has also developed a network of independent lease brokers and investors who routinely refer transactions to the Company.

  To insure prompt customer response, the Company's marketing personnel have direct access to the Company's customer information data bases which assist them in responding to sales leads, preparing lease proposals and monitoring the progress of a transaction through the underwriting process. In addition, the Company's sales personnel are highly trained in the structuring of Select Growth Leasing transactions.

  Underwriting and Operating Systems. Based on its ten years of experience in serving emerging growth companies primarily in the healthcare and information technology industry, as well as its over 22 years in the equipment leasing industry, the Company has developed underwriting and operations criteria, including a specialized credit rating system, for its Select Growth Leasing business that have been effective in the selection of lessees and in minimizing the Company's exposure to loss. The Company's Select Growth Leasing underwriting process is based on a high level of due diligence regarding a potential customer's business, management, product, cash flows and institutional investors, as well as the type of equipment to be leased.

  The Company is typically reimbursed by the potential Select Growth Leasing client for its out-of-pocket due diligence costs. For each transaction in excess of $500,000 site visits are made to the potential client by the Company's investment managers or due diligence specialists. The Company generally interviews the potential customer's institutional investors, management and customers. Following completion of a due diligence memorandum, each transaction is reviewed by at least one member of the Company's Commitments Committee, consisting of Messrs. Zimmerman, Laing, Palles and Byrnes and Ms. O'Brien prior to approval. All transactions in excess of $1.5 million require the unanimous approval of the Company's Commitments Committee.

  Once a transaction has been approved, the Company uses its standardized lease or loan documentation tailored to the requirements of each particular transaction to insure protection of its equipment or collateral. In addition, the Company utilizes the InfoLease System, the most broadly utilized lease processing software and an industry standard, to monitor the progress of a transaction through the documentation process and to provide servicing information, invoicing, collection and aging status, tax information and analytical information regarding its Select Growth Leasing portfolio following completion of a transaction. The Company receives updated financial information regarding customers in its Select Growth Leasing portfolio and reviews each company in its portfolio meeting specified criteria not less frequently than quarterly. See "--Lease Portfolio Composition."

INSTRUMENT RENTAL & DISTRIBUTION ACTIVITIES

  General. The Company's Instrument Rental & Distribution activities consist primarily of the rental and distribution of analytical instruments, such as gas and liquid chromatographs, mass spectrometers and atomic absorption systems. Such instruments typically cost between $15,000 and $60,000 and are used by companies serving the environmental, chemical, pharmaceutical and biotechnology industries to measure the chemical composition of a variety of substances.

  Certain segments of the market for analytical instruments have undergone a fundamental change over the past several years in that vendors have increasingly relied upon independent companies, such as the Company, to take responsibility for the distribution and rental of such equipment. This is consistent with a trend toward outsourcing among providers of a variety of products and services and is largely the result of customer demand for analytical instruments which are specifically tailored with certain enhancements to meet their needs and continued customer support. These vendors have increasingly focused on the manufacture of such equipment and allowed independent companies to focus on other functions such as rental, inventory management and distribution. The Company believes that its expertise in all of these areas has allowed it to become the leading independent distribution and rental company in the analytical instrument market.

  The Company is a distributor for most of the significant manufacturers of this type of equipment including Hewlett-Packard, the largest manufacturer in this industry, The Perkin-Elmer Corporation and Varian Associates Inc. The Company believes, based on its own research, that it is the largest independent source of analytical instruments in the U.S. and believes, based on oral confirmation from Hewlett-Packard, that it is the only independent company authorized to rent Hewlett-Packard analytical instruments. In April 1996, the Company entered into a pilot program with Hewlett-Packard to exclusively rent and distribute Hewlett-Packard's line of analytical instrumentation to its environmental laboratory customers. As an outgrowth of its relationship with Hewlett-Packard, the Company, in concert with Hewlett-Packard, has extended its sales and rental programs in Europe to accommodate U.S.-based and new European customers. The Company's position as a distributor of certain types of equipment allows it to purchase such equipment at a discount which varies from manufacturer to manufacturer.

  Sales and Marketing. The Company provides analytical instruments which are customized, calibrated and ready for use and typically delivers equipment from its centralized warehouse within 24 hours of receipt of an order. The Company services over 2,300 analytical instrument customers through its sales force of product specialists and orders directed by its vendors. The Company's customers include environmental testing laboratories, pharmaceutical and chemical manufacturers and biotechnology companies. The Company's five largest Instrument Rental & Distribution customers are Bausch & Lomb, Inc., Applied Analytical Industries, Inc., Alza Corporation, Intel Corporation and Battell Memorial Institute. The Company's product specialists have immediate access via laptop computers to a proprietary sales management system which provides up-to-the-minute tracking of each item of inventory. The Company's field sales force of eight people is supported by an inside sales group of four people. The inside sales group interacts directly with customers providing same-day quotations by fax and converting quotations to orders as received. In addition, a significant effort is spent developing strong relationships with the Company's major vendors' sales people. During 1995 and 1996, the Company increased its sales force and realigned its sales territory to increase its penetration in the chemical, biotechnology and pharmaceutical industries. The Company will seek opportunities to capitalize on its distribution and rental expertise and its knowledge of the healthcare market by developing similar relationships with vendors of medical equipment and acquiring other established rental and distribution companies.

  The Company offers its Instrument Rental & Distribution customers three types of rental and leasing arrangements: (i) short-term rental arrangements with terms ranging from as short as a few days to one year; (ii) operating leases with terms ranging from one year to 48 months; and (iii) full-payout lease programs with terms ranging from 36 to 60 months. Customers under rental arrangements and operating leases are also offered incentives to purchase the related analytical instrument either during the term of the lease or at the end of the lease by applying a portion of the rental payments made by the customer to the purchase price of the equipment. The Company believes that its ability to provide a wide range of rental, leasing and purchase options provides it with a competitive advantage over other providers of analytical instruments.

  To further promote awareness of its Instrument Rental & Distribution activities, the Company advertises in trade publications targeted at key customer groups and participates in numerous trade shows worldwide. In addition, specific mailing lists targeting selected market segments are purchased from specialized database providers. A desktop publishing system is used to generate product-specific marketing literature which is mailed on a regular basis to target segments of the Company's over 15,000 account mailing list. Direct mail targeted at prospective users of analytical equipment has proven to be a cost effective way to attract rent, lease and sale customers and to increase awareness and stimulate demand.

  Operations. When the Company sells new analytical instruments, the equipment is subject to a manufacturer's warranty. When the Company sells used analytical instruments, it typically reconditions the equipment and provides a 90-day warranty. When the Company rents such instruments, it exchanges any instruments requiring service with units from its centralized inventory or provides for on-site service from the manufacturer or an independent service organization. The Company maintains its rental inventory and customizes analytical instruments to meet its particular customers' needs through one of the most complete repair and reconditioning facilities in the industry.

  The Company utilizes a combination of proprietary software and third-party software licensed to it by a third-party in its rental and distribution activities. All items in the Company's Instrument Rental & Distribution inventory are separately bar-coded and tracked. Its systems permit users to access information regarding account history, current activity, status of items in its inventory, utilization, pricing, billing and collections on-line. The Company believes that the long term experience of it and its management in utilizing these systems provides it with the ability to rapidly respond to customer inquiries and a high level of control over its rental inventory.

PORTFOLIO FINANCE & LESSOR ACQUISITION ACTIVITIES

  General. Since 1988, the Company and companies previously managed by Messrs. Zimmerman and Palles have acquired approximately $325 million in lease portfolios and companies which had lease receivables of approximately $300 million. The Company will reinitiate its Portfolio Finance & Lessor Acquisition activities now that the Non-Compete Agreement has expired. The Company believes there are substantial opportunities for such activities due to the fragmented nature of the leasing industry, the inability of a significant number of small equipment leasing companies to efficiently finance their portfolios and obtain more favorable financing rates through the asset-backed securities markets and the cost of implementing new technologies to remain competitive. The leasing companies which the Company expects to finance or acquire are characterized by: (i) strong customer or vendor relationships;
(ii) lease transactions which range in size from $5,000 to $250,000; (iii) needs for committed financing and servicing relationships; and (iv) a focus on customers which are not effectively served by more traditional funding sources. The Company also expects to pursue selective acquisitions of companies meeting these criteria which can be integrated into the Company's organizational structure and which can recognize synergies from the Company's operating systems and geographic presence. Based on data available from the ELA, the Company believes that there are over 150 independent leasing companies in the U.S. with less than $50 million in annual lease originations. The Company believes that many of these companies are likely candidates for the Company's Portfolio Finance & Lessor Acquisition activities.

  Sales and Marketing. In connection with acquisition and financing of lease portfolios, the Company will offer two distinct programs to its customers. Under its Warehouse Line Programs, the Company will provide limited warehouse facilities (generally less than $1 million) to lessors on a recourse basis. Following a warehouse period which typically will not exceed six months, the Company will purchase the related pool of warehoused leases from the lessor on either a partial recourse or non-recourse basis. Under its Portfolio Finance Programs, the Company plans to acquire portfolios originated over a specified period of time by an originator. The purchase will be credit enhanced by either a holdback reserve or, if the creditworthiness of the originator is acceptable, a recourse obligation of the originator. Such credit enhancement is intended to reduce losses under this program. The Company intends that substantially all of the leases to be acquired by it will be non-cancelable, full-payout leases.

  Underwriting and Operating Systems. The Company has developed established underwriting processes for the management of its Portfolio Finance & Lessor Acquisition activities based on the prior experience of its management. Utilizing criteria previously developed by management, the Company will perform a detailed due diligence review of each potential customer prior to approval of a Warehouse Line or Portfolio Finance Program. The due diligence process will include extensive site visits, a review of the potential customer's documentation standards, credit policies, customer base, management team, equipment focus and servicing capabilities. In connection with a Warehouse Line Program, the Company will utilize credit application and credit scoring systems previously developed by its management, as well as systems developed by Dun & Bradstreet to underwrite each transaction to be financed or purchased. It will utilize documents for each lease that meet the standards for leases entered into directly by the Company. In connection with Portfolio Finance Programs, the Company will re-underwrite substantially all of the transactions in each portfolio utilizing credit scoring systems previously developed by the Company. It will structure each Portfolio Finance Program to utilize credit enhancement such as over-collateralization, reserves and limited recourse obligations. The credit policies and procedures and underwriting standards for each of the Company's activities will be reviewed by the Credit Policy Committee of the Company's Board of Directors.

  The Company intends to utilize the InfoLease system to service each lease financed or acquired in connection with a Warehouse Line or Portfolio Finance Program. The Company's operations and information systems management has extensive experience in the utilization of InfoLease to manage portfolios purchased from others. It is experienced in the critical process of rapidly and accurately converting portfolios utilizing other systems to the Company's own operations systems.

LEASE PORTFOLIO COMPOSITION

  Equipment Type. The following table sets forth the Company's percentage of original cost of equipment under direct finance leases, which totaled $64.0 million as of June 30, 1997, by equipment type:

                                                                        % OF
  EQUIPMENT TYPE        EXAMPLES                                      PORTFOLIO
  --------------        --------                                      ---------
 Information Systems    Personal computers, area networks and
                         workstations..............................      31.1%
 Production             Pharmaceutical manufacturing, labeling and
                         dispensing equipment......................      20.4
 Analytical Instruments Gas and liquid chromatographs and mass
                         spectrometers.............................      16.9
 Medical                X-ray machines, infusion pumps and surgical
                         equipment.................................      11.2
 Telecommunications     Microwave transmitters, multiplexing
                         equipment and telephone systems...........       7.5
 Furniture and Fixtures Medical and other office furniture.........       7.2
 Laboratory             Microscopes, incubators and sterilizers....       4.3
 Miscellaneous          Various equipment accessories..............       1.4
                                                                        -----
        Total.......................................................    100.0%
                                                                        =====

  Customers. The following table sets forth the Company's percentage of net investment in direct finance leases, which totaled $43.4 million as of June 30, 1997, by lessee industry:

                                                                         % OF
           TYPE OF CUSTOMER                                            PORTFOLIO
           ----------------                                            ---------
      Healthcare and Healthcare Services..............................    28.6%
      Information Technology & Communications.........................    27.5
      Environmental Laboratories......................................    18.1
      Service.........................................................    13.9
      Biotechnology...................................................     3.3
      Food Processing.................................................     2.0
      Electronic Manufacturing........................................     1.8
      Other...........................................................     4.8
                                                                         -----
          Total.......................................................   100.0%
                                                                         =====

  Terms of Equipment Leases. Substantially all equipment leases originated by the Company are net leases with specified non-cancelable terms ranging from three to six years. The terms and conditions of all of the Company's leases are substantially similar. In most cases, the lessees are contractually required to: (i) maintain, service and operate the equipment in accordance with the manufacturer's and government-mandated procedures; (ii) insure the equipment against property and casualty loss; (iii) pay all taxes associated with the equipment; and (iv) make all scheduled contract payments regardless of the performance of the equipment. The Company's standard forms of leases provide that in the event of a default by the lessee, the Company can require payment of liquidated damages and can seize and remove the equipment for subsequent sale, refinancing or other disposal at its discretion. Any additions, modifications or upgrades to the equipment, regardless of the source of payment, are automatically incorporated into and deemed a part of the equipment financed.

  Residual Values. Unless the residual value of the leased equipment is sold in connection with the securitization or sale of the lease, the estimated residual equipment value remains on the Company's balance sheet and is recognized as direct financing lease income over the life of the lease using the interest method. Residual equipment values on the Company's balance sheet as of June 30, 1997 totaled approximately $3.5 million. The Company's extensive experience in remarketing equipment and conservative policies toward estimating residual values has resulted in the Company recognizing substantial gains on the remarketing of leased equipment. Since 1981, the Company and the companies previously managed by Messrs. Zimmerman and Palles have remarketed equipment with an original cost of over $1.0 billion in equipment following lease expirations and realized over $280 million in residual proceeds, more than 155% of the original estimates.

  Loss Experience. Since the initiation of the Company's leasing activities in 1993, credit losses have been less than 2.0% of lease receivables originated. The following table sets forth the amount of deliquencies as a percentage of Gross Contract Balance as of the period indicated and net charge-offs as a percentage of the Company's remaining net investment in direct finance leases as of the end of the period indicated.

                                                                  SIX MONTHS
                                         YEARS ENDED DECEMBER        ENDED
                                                  31,              JUNE 30,
                                        ----------------------- ---------------
                                         1994    1995    1996    1996    1997
                                        ------- ------- ------- ------- -------
                                                (DOLLARS IN THOUSANDS)
Gross Contract Balance................. $14,725 $28,762 $40,377 $32,832 $53,669
31 - 60 days past due..................   4.19%   1.91%   2.18%   2.47%   3.38%
61 - 90 days past due..................   3.25%   0.55%   0.20%   0.35%   0.38%
Over 90 days past due..................   0.37%   4.62%   0.49%   0.00%   0.21%
Net investment in direct finance
 leases (before allowance for doubtful
 accounts)............................. $ 8,545 $18,248 $33,057 $25,068 $45,239
Net charge-offs........................ $     6 $   104 $   433     --  $    62
Net charge-off percentage..............    0.1%    0.6%    1.3%     --     0.1%
Number of leases.......................       1       3       1     --        1

  Management believes that the low level of credit losses achieved by the Company are a result of its: (i) due diligence and credit scoring procedures specifically designed to analyze lease transactions with emerging growth companies in the healthcare and information technology industries; (ii) extensive monitoring and review of such transactions by senior executives of the Company; (iii) proactive approach to addressing delinquencies; (iv) transaction structuring experience; (v) advanced hardware and software systems; and (vi) extensive experience in servicing lease portfolios.

  Lease Servicing. The Company's Select Growth Leasing activities currently utilize and its Portfolio Finance & Lessor Acquisition activities will utilize the InfoLease lease processing system. This system was licensed to the Company in 1985 on a non-exclusive basis from its developer, Decision Systems, Inc. ("DSI"), thus making the Company DSI's second non-bank licensee. The Company was a Beta site for the development of portions of the InfoLease system. DSI currently employs over 200 people and has over 180 licensees of the InfoLease software. Management believes that InfoLease is the most broadly utilized lease processing software and is thus an industry standard. The Company has continually upgraded the InfoLease system since 1985. The Company and companies previously managed by Messrs. Zimmerman and Palles have successfully utilized InfoLease to process all lease originations as well as the majority of lease portfolios financed by them.

  The Company has successfully utilized InfoLease to service the lease portfolios held by five limited partnerships and eight securitization vehicles sponsored by the Company. The Company believes there are significant opportunities to provide servicing of lease and loan portfolios of emerging growth companies to larger financing sources which do not have expertise in this market. In addition, the Company's management has had extensive experience in the servicing of securitizations of lease portfolios acquired from others. Management believes that its utilization of an "industry standard" system, coupled with its extensive experience in operating and enhancing the InfoLease system provides a competitive advantage in the acquisition of lease portfolios and in the servicing of securitizations.

RENTAL INVENTORY COMPOSITION

  Equipment Type. As of June 30, 1997, the Company owned and managed an inventory of analytical instruments having an original cost of $21.9 million. The Company's inventory of equipment includes over 3,000 items representing more than 500 model types and has an average age of approximately 18 months.

  The following table sets forth the composition of the Company's rental inventory by equipment type as of June 30, 1997:

                                                                         % OF
      EQUIPMENT TYPE                  USE               PRICE RANGE    INVENTORY
      --------------                  ---               -----------    ---------
                           Analysis of evaporated
 Gas Chromatographs        organic compounds.......  $15,000 - $20,000    43.5%
                           Separation and analysis
 Mass Spectrometers        of organic compounds....   50,000 -  60,000    18.0
                           Analysis of dissolved
 Liquid Chromatographs     organic compounds.......   15,000 -  50,000    10.4
                           Analysis of organic
 Portable Test Units       vapor...................    5,000 -  60,000     7.4
 Atomic Absorption Systems Analysis of metals......   25,000 - 125,000     6.8
                           Accessories and
 Accessories               automatic samplers......    8,000 -  12,000    13.9
                                                                         -----
        Total.........................................................   100.0%
                                                                         =====

  Customers. The following table sets forth the Company's percentage of 1996 revenues from the rental and sale of analytical instruments by customer industry:

                                                                          % OF
      TYPE OF CUSTOMER                                                   REVENUE
      ----------------                                                   -------
      Environmental.....................................................   61.0%
      Pharmaceutical....................................................   11.9
      Chemical..........................................................    9.4
      Manufacturing.....................................................    4.5
      Analytical........................................................    2.5
      Biotechnology.....................................................    2.3
      Food Processing...................................................    1.5
      Government........................................................    1.3
      Other.............................................................    5.6
                                                                          -----
          Total.........................................................  100.0%
                                                                          =====

  Terms of Equipment Rental Agreements. The terms and conditions of all of the Company's rental agreements are substantially similar. Substantially all of the rental agreements have terms ranging from a few days to one year. Unlike the Company's typical lease, the rental agreements require the Company to: (i) maintain, service and operate the equipment in accordance with the manufacturer's and government-mandated procedures; (ii) insure the equipment against property and casualty loss; and (iii) pay all taxes associated with the equipment.

  Remarketing. Analytical instruments rented by the Company have relatively long economic lives and have not been subject to rapid obsolescence. The Company generally depreciates its rental inventory over a seven-year period to zero salvage value. The Company has realized gains from the sale of used analytical instruments in each year since the inception of this business.

CAPITAL RESOURCES AND SECURITIZATIONS

  The Company currently funds its activities through warehouse, revolving credit and term loan facilities provided by a group of banks under its Senior Credit Facility, as well as recourse and non-recourse loans provided by various financial institutions. The Senior Credit Facility will be amended upon consummation of the Offering to increase the amount available thereunder to $100 million and to reduce the applicable interest rates thereunder. Upon achieving a sufficient portfolio size of lease receivables, the Company expects to sell or finance a portion of such receivables in the public and private markets, largely through securitizations (in which receivables are first sold to a special purpose entity which then sells or pledges the receivables to the financing parties on a limited recourse basis) or other structured financings (in which the receivables are sold or pledged directly to the financing party on a limited recourse basis). To provide for such securitizations, shortly after consummation of the Offering, the Company expects to enter into the Securitization Facility in an initial amount of $60 million and which may be increased to $100 million at the Company's option based on certain conditions.

  Since 1987, the Company and companies previously managed by Messrs. Zimmerman and Palles have completed 20 securizations and other structured financings generating over $650 million in proceeds. The Company's financing objective is to maximize the spread between the yield received on its leases and its cost of funds by obtaining favorable terms on its various financing transactions. As a result of the Company's established track record in the specialty finance industry, the Company believes that new terms of its Senior Credit Facility and Securitization Facility are superior to the terms obtained by other companies in its industry of similar size and credit characteristics. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The following tables set forth the securitizations and other structured financings completed by the Company and companies previously managed by Messrs. Zimmerman and Palles since 1985:

SECURITIZATIONS

                                                    DATE OF  COMMITMENT
ISSUER                                     RATING   ISSUANCE   AMOUNT
------                                    --------- -------- ----------
                                             (DOLLARS IN THOUSANDS)
Scientific Leasing Funding Corp.......... Not Rated  Jul-87   $ 19,542
Scientific Leasing Funding Corp. II...... Not Rated  Dec-87     10,187
LINC Finance Corporation................. AA-        Jun-89     24,857
LINC Finance Corporation II.............. AA         Jun-90     29,124
LINC Finance Corporation III............. A+         Jun-91     30,911
LINC Finance Corporation IV
  Class A Notes.......................... AA-        Apr-92     28,972
  Class B Notes.......................... Not Rated  Apr-92      9,657
LINC Finance Corporation V............... Not Rated  Dec-92     70,000
LINC Finance Corporation VI.............. Not Rated  Apr-93     58,698
LINC Finance Corporation VII............. Not Rated  Dec-93     23,250
LINC Finance Corporation VIII............ Not Rated  May-94     60,000
LINC Finance Corporation IX.............. Not Rated  Sep-94     31,154
Anthem Financial Receivables Corp. 1995.. AA-        Jun-95     72,400
LINC Anthem Receivables Corp. 1995....... Not Rated  Sep-95     16,000
Anthem Financial Receivables Corp. II
 1995.................................... AA-        Dec-95     80,100
Newcourt LINC Receivables Corp. 1996..... Not Rated  Jun-96     25,400
                                                              --------
    Total Securitizations...................................   590,252
                                                              --------

OTHER STRUCTURED FINANCINGS

FINANCING PARTY
---------------
First Union National Bank of North Carolina........  Jun-88     38,300
Sanwa Business Credit Corporation..................  Dec-90      8,291
Sanwa Business Credit Corporation..................  Oct-95      6,087
European American Bank.............................  Dec-96      8,016
Newcourt Credit Group..............................  Jul-97     13,906
                                                              --------
    Total Other Structured Financings.......................    74,600
                                                              --------
    Total Securitizations and Other Structured Financings...  $664,852
                                                              ========

COMPETITION

  The Company competes in the equipment financing market with a number of national, regional and local finance companies. In addition, the Company's competitors include those equipment manufacturers that finance the sale or lease of their products themselves and other traditional types of financial services companies, such as commercial banks and savings and loan associations, all of which provide financing for the purchase of equipment. The Company's competitors include many larger, more established companies that may have access to capital markets and to other funding sources which may not be available to the Company. Many of the Company's competitors have substantially greater financial, marketing and operational resources and longer operating histories than the Company.

EMPLOYEES

  As of October 15, 1997, the Company employed 78 people on a full-time basis. Twenty-four personnel were involved in marketing and sales, 50 were in lease and rental processing, servicing and administrative support and four were executive employees. No employees of the Company are represented by a labor union. The Company believes that its relations with its employees are good.

FACILITIES

  The Company's principal executive offices and its Select Growth Leasing and Portfolio Finance & Lessor Acquisition activities are located at 303 East Wacker Drive, Chicago, Illinois 60601 (tel. 312-946-1000) and occupy approximately 26,000 square feet of office space. The lease for the facility, a portion of which is subleased from Newcourt, expires on September 30, 1999. The Company's Instrument Rental & Distribution activities are located in Foster City, California and occupy approximately 23,500 square feet of warehouse, laboratory and office space. This space is leased under a lease which expires on May 31, 2002. The Company believes that its current facilities are adequate for its existing needs and that additional suitable space will be available as required.

LEGAL PROCEEDINGS

  The Company is currently not a party to any material litigation, although it is involved from time to time in routine litigation incidental to its business.

                                  MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

  The executive officers, key employees and directors of the Company and their ages as of June 30, 1997 are as follows:

NAME                      AGE                             POSITION
----                      ---                             --------
Martin E. Zimmerman.....   59 Chairman of the Board and Chief Executive Officer
Robert E. Laing.........   52 President, Chief Operating Officer and Director
Allen P. Palles.........   56 Executive Vice President, Chief Financial Officer and Director
Gerard M. Farren........   56 Senior Vice President--Instrument Rental and Distribution
William J. Erbes........   47 Senior Vice President--Business Development
Cameron Krueger.........   35 Senior Vice President--Information Systems and Portfolio Services
M. Eileen O'Brien.......   34 Vice President and Treasurer
Steven Byrnes...........   36 Vice President--Operations
Charles J. Aschauer (1).   69 Director
Stanley Green (1)(2)....   58 Director
Curtis S. Lane (1)(2)...   40 Director
Terrence J. Quinn.......   45 Director

--------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.

  Martin E. Zimmerman serves as Chairman of the Board and Chief Executive Officer of the Company. Mr. Zimmerman founded the Company in 1975 and has served as Chairman of the Board and Chief Executive Officer since the formation of the Company. From October 1994 until October 1996, he also served as President and Chief Executive Officer of LINC Anthem and, after the sale of LINC Anthem to Newcourt, its subsidiary Newcourt LINC Financial Inc. ("Newcourt LINC"). Before founding the Company, Mr. Zimmerman founded and served for seven years as President of Telco Marketing Services, Inc., a leader in the hospital equipment leasing field and the first independent dealer in used medical equipment.

  Robert E. Laing serves as President and Director of the Company. Mr. Laing joined the Company in 1991 when it acquired his analytical instruments rental and distribution business and has served as President, Chief Operating Officer and Director of the Company since 1994. Prior to founding such business in 1989, he was employed for 17 years by U.S. Leasing in various capacities, including Executive Vice President and Group Executive, Retail Group, President of U.S. Instrument Rental, Chief Executive Officer of U.S. Portfolio Leasing and Chief Operating Officer of U.S. Fleet Leasing. Previously, he held marketing positions with Data Action Corporation and IBM Corporation.

  Allen P. Palles serves as Executive Vice President, Chief Financial Officer and Director of the Company. Mr. Palles joined the Company in 1983 and has served as Chief Financial Officer and a Director of the Company since 1984. From October 1994 until December 1996, he also served as Chief Financial Officer of LINC Anthem and Newcourt LINC. Before joining the Company, he was Treasurer of The Marmon Group, Inc. and held various senior financial and tax positions at Pullman, Inc. Mr. Palles is a certified public accountant and attorney and specializes in lease securitization.

  Gerard M. Farren serves as Senior Vice President--Instrument Rental and Distribution of the Company. Dr. Farren joined the Company in 1991 when the Company acquired its analytical instrument rental and distribution business and has served in his current position since that time. Previously, he was Senior Vice President and General Manager of U.S. Analytical Instruments, Inc., a division of U.S. Leasing, and worked with The Perkin-Elmer Corporation in product development and sales management. Dr. Farren earned a Ph.D. in physical chemistry from Ireland's Northern University.

  William J. Erbes serves as Senior Vice President--Business Development of the Company. Mr. Erbes joined the Company in 1993 and has served in his current position since 1995. Before joining the Company, he was President of Narco Medical Services, Inc. and Senior Vice President of Medirec Inc., a leading medical equipment rental company.

  Cameron Krueger serves as Senior Vice President--Information Systems and Portfolio Services of the Company. Mr. Krueger re-joined the Company in 1997 in his current position after having been Senior Vice President of Thoughtworks, Inc., a consulting and systems development firm, from 1995 to 1997. From 1991 until 1995 he served as Vice President of Information Systems of the Company.

  M. Eileen O'Brien serves as Vice President and Treasurer of the Company. Ms. O'Brien has served in her current position since 1997, and since joining the Company in 1988, has also served as Director of Financial Planning, Manager of Budget and Portfolio Analysis, Vice President of Human Resources and Financial Analyst.

  Steven Byrnes serves as Vice President--Operations. Mr. Byrnes re-joined the Company in 1997 in his current position after having been Vice President, Portfolio Management of LINC Anthem and Newcourt LINC from 1994 to 1997. From 1992 to 1994, he served as Controller of the Company's Portfolio Finance & Lessor Acquisition activities.

  Charles J. Aschauer, a Director of the Company since 1989, acts as a corporate director and business consultant. He was employed by Abbott Laboratories, Inc. from 1971 until his retirement in 1989, and served as Executive Vice President and Director of that company. Previously, he held senior positions with Whittaker Corporation, Maremont Corporation and Mead Johnson and Company after serving as a Principal with McKinsey & Company. He is also a Director of Boston Scientific Corporation and Trustmark Insurance Company.

  Curtis S. Lane was a Director of the Company from 1989 to August 1997 and will once again become a Director of the Company in October 1997. Mr. Lane is a Senior Managing Director of Bear, Stearns & Co. Inc. and head of its healthcare investment banking group. He has served in various investment banking capacities with Bear Stearns since 1985 and also serves on the board of directors of Bear, Stearns & Co. Inc.

  Stanley Green, a Director of the Company since 1996, was Senior Vice-President of PacifiCorp Capital Corporation from 1987 until his retirement in 1992. Mr. Green served as President of Thomas Nationwide Computer Corporation, a company he founded, until 1987 when it was sold to PacifiCorp Capital Corporation. He is also an officer and Director of BioSterile Technologies, Inc. and Thomas Computer Corporation and has been employed by M.A. Berman and Co. since 1986.

  Terrence J. Quinn, a Director of the Company since 1991, is President and Chief Executive Officer of Quinn Capital Services, Inc., a financial advisory firm. From March 1991 until December 1993, he was President of the Company. Previously, he was President of Medirec Inc., Matrix Leasing International Inc. and Churchill Capital Partners L.P. In addition, prior to consummation of the Offering, Mr. Quinn will become the President of the entity which acquired certain operations no longer conducted by the Company and will enter into a consulting agreement with the Company providing for advice regarding acquisitions. See "Certain Transactions".

COMMITTEES OF THE BOARD OF DIRECTORS

  Upon consummation of the Offering, the Board of Directors will establish a Compensation Committee, an Audit Committee and a Credit Policy Committee. The Compensation Committee, which will be comprised of Messrs. Aschauer, Green and Lane, will have the authority to determine compensation for the Company's executive officers and to administer the Incentive Plan. The Audit Committee, which will be comprised of Messrs. Green and Lane will have the authority to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plan and results of the audit engagement, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls. The Credit Policy Committee, which will be comprised of Messrs. Zimmerman, Green and Quinn, will periodically review the Company's credit policies and procedures and underwriting standards.

DIRECTOR COMPENSATION

  Outside Directors are paid $15,000 annually. In addition, upon consummation of the Offering, each of Messrs. Aschauer, Lane and Quinn will be granted options with respect to 13,333 shares of Common Stock, and Mr. Green will be granted options with respect to 18,333 shares of Common Stock. See "--Stock Option Plans."

EXECUTIVE COMPENSATION

  The following table presents certain information concerning compensation earned for services rendered during 1996 to the Company by the Chief Executive Officer and each of the other executive officers. Messrs. Zimmerman and Palles were employed for a substantial portion of 1996 by LINC Anthem and Newcourt LINC and were paid additional compensation by them. Their compensation will be adjusted upon consummation of the Offering. See "--Employment and Non-Competition Agreements." A substantial portion of the compensation paid to Messrs. Zimmerman, Laing and Palles during 1996 was with respect to certain operations no longer conducted by the Company and was charged to such operations. See "Certain Transactions."

                          SUMMARY COMPENSATION TABLE

                               ANNUAL COMPENSATION        LONG-TERM COMPENSATION
                          ------------------------------  -----------------------
                                                          SECURITIES
                                                          UNDERLYING
   NAME AND PRINCIPAL                       OTHER ANNUAL   OPTIONS    ALL OTHER
       POSITIONS           SALARY   BONUS   COMPENSATION     (#)     COMPENSATION
   ------------------     -------- -------- ------------  ---------- ------------
Martin E. Zimmerman ....  $328,600 $637,771   $87,137(1)       --       $  --
 Chairman and Chief
 Executive Officer
Robert E. Laing ........   272,100  495,000       --       132,765       4,500
 President and Chief
 Operating Officer
Allen P. Palles ........    55,450  181,686       --       100,876         --
 Executive Vice
 President and Chief
 Financial Officer
Gerard M. Farren........   197,100   72,188       --           --        4,500
 Senior Vice President--
 Instrument Rental and
 Distribution
William J. Erbes........   144,423   52,500       --           --        4,500
 Senior Vice President--
 Business Development

--------
(1) This amount consists of life insurance premiums and tax preparation services paid for by the Company.

  The following table sets forth certain information concerning stock options granted in 1996 to the Company's executive officers:

                     OPTION GRANTS IN LAST FISCAL YEAR (1)

                                                                  POTENTIAL
                                                              REALIZABLE VALUE
                                                              AT ASSUMED ANNUAL
                  NUMBER OF                                    RATES OF STOCK
                  SECURITIES  % OF TOTAL                            PRICE
                  UNDERLYING OPTIONS/SARS EXERCISE            APPRECIATION FOR
                   OPTIONS    GRANTED TO  OR BASE              OPTION TERM (2)
                   GRANTED   EMPLOYEES IN  PRICE   EXPIRATION -----------------
NAME                 (#)     FISCAL YEAR   ($/SH)     DATE     5% ($)  10% ($)
----              ---------- ------------ -------- ---------- -------- --------
Robert E. Laing..  132,765      54.98%     $2.22   12/31/2006 $185,359 $469,737
Allen P. Palles..  100,876      41.77       2.22   12/31/2006  140,838  356,910

--------
(1) Upon consummation of the Offering, Messrs. Zimmerman, Laing, Palles and Erbes and Dr. Farren will be granted options with respect to 20,000, 10,000, 10,000, 6,942 and 7,500 shares of Common Stock, respectively. See "--Stock Option Plans."
(2) In calculating the potential realizable value, the Company used an estimated market price of $2.22 per share as of the date of grant.

  None of the Company's executive officers exercised any stock options during 1996. The following table sets forth certain information regarding the stock options held by the Company's executive officers on December 31, 1996:

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

                                  NUMBER OF
                            SECURITIES UNDERLYING
                             UNEXERCISED OPTIONS       VALUE OF UNEXERCISED
                           AT FISCAL YEAR-END 1996     IN-THE-MONEY OPTIONS
                                     (#)             AT FISCAL YEAR-END ($)(1)
                          -------------------------- ----------------------------
NAME                      EXERCISABLE  UNEXERCISABLE EXERCISABLE    UNEXERCISABLE
----                      -----------  ------------- -----------    -------------
Robert E. Laing..........   150,580(2)    146,170    $1,994,266(2)   $1,977,625
Allen P. Palles..........    60,320(2)     40,556       770,890(2)      518,306
William J. Erbes.........     7,835         5,223       105,694          70,458

--------
(1) Based upon the differences between the midpoint of the price range on the cover of this Prospectus and the exercise price.
(2) All of such options were exercised by the executive on June 30, 1997.

EMPLOYMENT AND NON-COMPETITION AGREEMENTS

  Effective as of the completion of the Offering, the Company will enter into an employment contract with Mr. Zimmerman providing for (i) an annual base salary of $275,000 per year, subject to increase at the discretion of the Board of Directors; (ii) reimbursement of premiums at an annual estimated cost of approximately $50,000 for a life insurance policy; and (iii) customary benefits and perquisites. The agreement will have a three year evergreen term unless either the Company or Mr. Zimmerman gives 90 days' notice of termination. If the agreement is terminated by the Company without cause or within 6 months prior to or one year after a change of control, Mr. Zimmerman will be entitled to severance pay equal to three times his (i) base salary;
(ii) bonus; and (iii) employer contributions to his retirement plan for the 12 months preceding such termination, plus an additional amount if necessary to make the executive whole with respect to any excise taxes on such severance pay. The agreement provides that Mr. Zimmerman will not engage in other business activities without the consent of the Company, except for charitable and professional trade associations and passive personal investments, and except that Mr. Zimmerman may serve as chairman and as officer and director of an affiliated company so long as such activity does not materially interfere with his duties to the Company. See "Certain Transactions." The agreement prohibits Mr. Zimmerman from competing with the Company for one year following the termination of his employment with the Company. Also, effective as of the Offering, the Company will enter into employment contracts with Messrs. Laing, Palles and Erbes and Dr. Farren providing for (i) an annual base salary of $240,000 for Mr. Laing, $185,000 for Mr. Palles, $195,000 for Dr. Farren and $142,500 for Mr. Erbes, all subject to increase at the discretion of the Board of Directors; and (ii) customary benefits and perquisites. The agreements will have a one year evergreen term and may be terminated by either the Company or Mr. Laing, Mr. Palles, Dr. Farren or Mr. Erbes, respectively, upon 60 days' notice. If the agreements are terminated by the Company without cause or within 6 months prior to or one year after a change of control, each of Mr. Laing, Mr. Palles, Dr. Farren and Mr. Erbes will be entitled to severance pay equal to his (i) base salary; (ii) bonus; and (iii) employer contributions to his retirement plan for the 12 months preceding such termination. The agreements prohibit Messrs. Laing, Palles and Erbes and Dr. Farren from competing with the Company for one year following the termination of their employment with the Company. Such employment agreements will require that Messrs. Palles, Laing, and Erbes and Dr. Farren devote substantially all of their business time to the Company's affairs, except for charitable and professional trade associations and passive personal investments, and with respect to Mr. Palles, except for his services as a director of an affiliated company. See "Certain Transactions."

EXECUTIVE INCENTIVE COMPENSATION PLAN

  Effective as of the Offering, the Board of Directors adopted an Executive Incentive Compensation Plan (the "Incentive Plan"). The Incentive Plan provides for the payment of additional annual cash bonuses if the Company's after-tax earnings for the fiscal year (determined without regard to payments under the Incentive

Plan) exceeds 17.5% of the Company's Average Common Equity (as defined below) for such fiscal year. If the threshold is satisfied in any given fiscal year, the aggregate award compensation that will be paid under the Incentive Plan for that particular fiscal year (the "Incentive Pool") will be equal to 2.5% of the Company's pre-tax earnings for such fiscal year (determined without regard to payments under the Incentive Plan), to the extent that after-tax earnings (determined after deduction for payments under the Incentive Plan) are not less than 17.5% of the Company's Average Common Equity for such fiscal year. The Average Common Equity for a fiscal year is the average of the balance of equity attributable to the outstanding Common Stock of the Company (including par value, additional paid in capital and retained earnings), as reflected in the financial statements of the Company at the end of each quarter during the fiscal year. The entire amount in each Incentive Pool will be paid in cash to the Incentive Plan participants within three and one-half months after the last day of the fiscal year to which such Incentive Pool relates. Not more than 75% of the Incentive Pool will be paid to the Chief Executive Officer, the President and the Chief Financial Officer of the Company, with each such individual's share of such aggregate amount to be determined by the Chief Executive Officer and subject to the approval of the Board of Directors. The balance of the Incentive Pool will be paid to other senior management employees of the Company as determined by the Chief Executive Officer and subject to the approval of the Board of Directors.

STOCK OPTION PLANS

  The Company adopted its 1994 Stock Option Plan and 1997 Stock Incentive Plan to align the interests of the executives and employees of the Company with those of its stockholders. Options covering 488,928 shares of Common Stock were granted pursuant to the 1994 Stock Option Plan (of which options covering 166,304 shares are still outstanding) and no further options will be granted under such Plan. The 1997 Stock Incentive Plan permits the grant of options qualified as incentive stock options under the Internal Revenue Code and other equity-based awards with respect to 375,000 shares of Common Stock. Upon consummation of the Offering, Messrs. Zimmerman, Laing, Palles and Erbes and Dr. Farren will be granted options with respect to 20,000, 10,000, 10,000, 6,942 and 7,500 shares of Common Stock, respectively. Such options will be exercisable at the initial public offering price, will have ten year terms and will vest in one-eighth increments over the four years following the grant date based upon continued employment by the Company over such period. In addition, upon consummation of the Offering other employees of the Company will be granted options with respect to an aggregate of 106,300 shares of Common Stock. Such options will be exercisable at the initial public offering price, will have ten year terms and will vest over a period of four years. No other options have been granted under the 1997 Stock Incentive Plan. Stock options may be granted to executives and employees of the Company and its subsidiaries. The exercise price of stock options will be determined by the Board of Directors or a committee thereof. Subject to the terms of the 1997 Stock Incentive Plan, the Board of Directors or the Compensation Committee is authorized to select the recipients of stock options and other awards from among those eligible and to establish the exercise price, the number of shares that may be issued and other terms. The exercise price of an option maybe paid in cash, in shares of Common Stock (valued at fair market value on the date of exercise) or by a combination thereof.

  The Company has adopted, effective upon consummation of the Offering, a Non-Employee Director Option Plan which permits the grant of options with respect to 100,000 shares of Common Stock. Upon consummation of the Offering, each of Messrs. Aschauer, Lane and Quinn will be granted options with respect to 13,333 shares of Common Stock, and Mr. Green will be granted options with respect to 18,333 shares of Common Stock. Such options will be exercisable at the initial public offering price, will have ten year terms and will vest in one quarter increments over the two years following the grant date based upon continued service on the Board during such period.

                             CERTAIN TRANSACTIONS

  Prior to consummation of the Offering, the Company will distribute to Messrs. Zimmerman and Palles in redemption of 446,583 shares and 36,209 shares, respectively, of Common Stock of the Company held by them, all of the stock of a subsidiary which owns the Company's net assets from discontinued operations which consisted primarily of a portfolio of leased diagnostic imaging equipment and other assets not used in the Company's business and the Subsidiary Preferred Stock (the "Affiliate Group"). In connection with such redemption, the Company will cancel 7,676, 6,141, 3,070 and 1,535 shares of Common Stock held by Messrs. Quinn, Lane, Aschauer and Green, respectively, and will cancel options with respect to 58,143, 19,765 and 2,559 shares of Common Stock held by Messrs. Laing, Palles and Erbes, respectively. Unless otherwise indicated, all numbers and percentages with respect to options and shares of Common Stock contained herein, other than with respect to historical financial information, reflect such redemption and cancellation. Pursuant to an agreement (the "Servicing Agreement") with the Affiliate Group, the Company will provide limited servicing, including billing, collection and invoicing, for the portfolio of leases owned by the Affiliate Group until December 31, 1999 for $27,750 per month (prorated for any partial month) from the date of the distribution until December 31, 1997, $270,250 for 1998 and $212,250 for 1999. The Affiliate Group will sub-lease from the Company approximately 2,500 square feet of space at the Company's executive offices for approximately $68,000 per year, which is equal to the Company's cost for such space. If the Company renews its own sub-lease for the space, it will permit the Affiliate Group to renew such sub-lease. In addition, the Servicing Agreement will prohibit the Affiliate Group from competing with the Company for the longer of
(i) three years or (ii) the period of time during which Messrs. Zimmerman or Palles are employed by the Company plus one year. The Servicing Agreement will require the Affiliate Group to refer all lease origination opportunities it encounters to the Company.

  In connection with the distribution of the stock of the Affiliate Group to Messrs. Zimmerman and Palles, (i) the Affiliate Group will agree to pay the Company an aggregate of $2,508,000 until the maturity of the Company's 8 1/4% Subordinated Debentures due 2003 (the principal balance of such Debentures shown in the Company's financial data herein is net of such amount); (ii) the Affiliate Group will, upon consummation of the Offering, repay a loan from the Company (the amount of which at June 30, 1997 was $3,375,000); and (iii) the Company will cause the Subsidiary Preferred Stock, all of which will be held by the Affiliate Group, to be redeemed for approximately $4.9 million. Messrs. Zimmerman, Quinn and Palles will serve as directors of the corporations comprising the Affiliate Group, with Mr. Zimmerman as Chairman, and they will be compensated by the Affiliate Group for their services to it. Such services will not interfere with Messrs. Zimmerman and Palles devoting full business time to the Company's affairs. Any other material transactions between the Affiliate Group and the Company will be subject to the approval of the independent directors of the Company.

  Immediately after the consummation of the Offering, the Affiliate Group will consist of operations discontinued by the Company, including the leasing of diagnostic imaging equipment and the management of limited partnerships. The Affiliate Group may also invest in or otherwise acquire debt and equity securities of other companies. Prior to the consummation of the Offering, Mr. Quinn will become the President of the parent corporation of the Affiliate Group. The Company will separately enter into a one-year consulting agreement with Mr. Quinn providing for advice regarding acquisitions. Under such agreement, the Company will receive three days of consulting services per month and Mr. Quinn will receive $6,250 per month plus expenses plus $2,500 for each day in excess of three. The agreement will be subject to termination by the Company or Mr. Quinn upon 90 days' notice.

  Upon consummation of the Offering, the Company will purchase the minority interests in a subsidiary of the Company from each of Dr. Farren and Mr. Laing for $417,690 and $348,439, respectively. In addition, $400,000 was paid by the Company to Mr. Laing for a portion of his minority interest in such subsidiary in March 1997. Such purchase prices were agreed upon through arms-length negotiation. No independent appraisal was conducted.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of October 1, 1997, and as adjusted to reflect completion of the Offering, by: (i) each person or entity known by the Company to own beneficially five percent or more of the outstanding Common Stock; (ii) each member of the Board of Directors of the Company; (iii) each executive officer of the Company; and (iv) all executive officers of the Company and all members of the Board of Directors as a group. Unless otherwise indicated, the address of the stockholders shown as beneficially owning more than five percent of the Common Stock listed below is that of the Company's principal executive offices. Except as indicated in the footnotes to the table, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned.

                                                 SHARES            SHARES
                                              BENEFICIALLY      BENEFICIALLY
                                             OWNED PRIOR TO    OWNED AFTER THE
                                              THE OFFERING        OFFERING
                                            ----------------- -----------------
NAME OF BENEFICIAL OWNER                     NUMBER   PERCENT  NUMBER   PERCENT
------------------------                    --------- ------- --------- -------
Martin E. Zimmerman (1).................... 2,604,830  91.9%  2,604,830  53.9%
Allen P. Palles (2)........................   273,445   9.6     273,445   5.6
Robert E. Laing (2)........................   190,843   6.7     190,843   3.9
Curtis Lane................................    56,327   2.0      56,327   1.2
Charles J. Aschauer (3)....................    55,493   2.0      55,493   1.2
Stanley Green (4)..........................    46,877   1.7      46,877    *
Terrence J. Quinn..........................    39,175   1.4      39,175    *
William J. Erbes...........................     9,370    *        9,370    *
All directors and executive officers as a
 group
 (8 persons)............................... 2,812,072  99.2%  2,812,072  58.2%

--------
*  Represents less than 1%.
(1) Includes 624,676 shares held by Mr. Zimmerman as trustee under trusts for the benefit of his children and 611,274 shares held by Mr. Laing, Mr. Palles and one other employee of the Company for which Mr. Zimmerman holds proxies.
(2) All shares are subject to a proxy and right of first refusal held by Mr. Zimmerman.
(3) All shares held by Mr. Aschauer are held by him as trustee in a living trust the beneficiaries of which are his children.
(4) Includes 39,042 shares held by Mr. Green as trustee under a trust for the benefit of Justine Zimmerman, a family member of Mr. Zimmerman.

                         DESCRIPTION OF CAPITAL STOCK

  LINC Capital, Inc. was incorporated in Delaware in September 1982. The authorized capital stock of LINC Capital, Inc. consists of 15,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of blank check preferred stock, par value $0.01 per share. Immediately prior to the consummation of the Offering, there will be 2,833,696 shares of Common Stock outstanding and held of record by fifteen stockholders and no shares of preferred stock are issued and outstanding.

COMMON STOCK

 General

  Holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor, subject to prior rights of outstanding shares of any preferred stock and certain restrictions under agreements governing the Company's indebtedness. See "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." In the event of any dissolution, liquidation or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in assets remaining after payment of all liabilities and liquidation preferences, if any.

  Except as otherwise required by law, the holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. The holders of a majority of Common Stock represented at a meeting of stockholders can elect all of the directors to be elected at such meeting.

  Holders of shares of Common Stock have no preemptive, cumulative voting, subscription, redemption or conversion rights. The currently outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of the Offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of any series of preferred stock which the Company may issue in the future.

 Transfer Agent and Registrar

  Upon consummation of the Offering, the registrar and transfer agent for the Common Stock will be LaSalle National Bank.

PREFERRED STOCK

  The Board of Directors may, without further action by the Company's stockholders, from time to time, authorize the issuance of shares of preferred stock in one or more classes or series and may, at the time of issuance, determine the powers, rights, preferences, qualifications and limitations of any such class or series. Satisfaction of any dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of preferred stock would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the company before any payment is made to the holders of Common Stock. Under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent directors.

PROXIES AND RIGHTS OF FIRST REFUSAL

  Mr. Martin E. Zimmerman, the Company's Chairman and Chief Executive Officer, holds proxies entitling him to vote all of the shares of Common Stock held by certain employees of the Company, including any which may be issued upon the exercise of stock options and holds rights of first refusal covering such shares. Such proxies and rights may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of an incumbent director. See "Principal Stockholders."

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINEES

  The Bylaws of the Company include certain provisions that could have anti-takeover effects. The provisions are intended to enhance the likelihood of continuity and stability in the composition of, and in the policies formulated by, the Board of Directors. The Bylaws establish an advance notice procedure with regard to business proposed to be submitted by a stockholder at any annual or special meeting of stockholders of the Company, including the nomination of candidates for election as directors. The procedure provides that a notice of proposed stockholder business must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to such meeting or, if less then 70 days' notice was given for the meeting, within 10 days following the date on which such notice was given. These advance notice procedures are designed so that the Board of Directors will have sufficient time to review the proposal, to develop appropriate alternatives to the proposal, and to act in what the Board of Directors believes to be the best interests of the Company and its stockholders. The foregoing provisions of the Bylaws may not be amended or repealed by the stockholders of the Company except upon the vote, at a regular or special stockholders' meeting, of the holders of at least 80% of the outstanding shares of each class of the Company's capital stock then entitled to vote thereon.

LIMITATIONS ON DIRECTORS' LIABILITY

  The Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. By virtue of these provisions, a director of the Company is not personally liable for monetary damages for a breach of such director's fiduciary duty except for liability for (i) breach of the duty of loyalty to the Company or to its stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) dividends or stock repurchases or redemptions that are unlawful under the Delaware General Corporate Law ("DGCL"); and (iv) any transaction from which such director receives an improper personal benefit. In addition, the Certificate of Incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as amended.

DELAWARE STATUTE

  The Company has elected to be subject to Section 203 of the DGCL ("Section 203"). Under Section 203, certain transactions and business combinations between a corporation and an "interested stockholder" owning 15% or more of the corporation's outstanding voting stock are restricted for a period of three years from the date the stockholder becomes an interested stockholder. Generally, Section 203 prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by, the interested stockholder, or any other transaction that would increase the interested stockholders proportionate ownership of any class or series of the Company's capital stock unless: (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, has been approved by the Board of Directors before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the Company in the same transaction that makes it an interested stockholder; or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the Board of Directors or by the holders of at least two-thirds of the Company's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, 4,833,696 shares of Common Stock will be outstanding. Of these shares, the 2,000,000 shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

  All of the remaining 2,833,696 shares of Common Stock held by existing stockholders are deemed "Restricted Shares" under Rule 144. Subject to the 180 day lock-up agreement, the Restricted Shares will be eligible for sales pursuant to Rule 144 in the public market following the consummation of the Offering.

  In general under Rule 144 as currently in effect, a person (or person are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 48,337 shares immediately after the Offering), or the average weekly trading volume in the Common Stock in the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed under Rule 144. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without compliance with the foregoing requirements. In calculating the holding periods described above, a holder of Restricted Shares can include the holding periods of a prior owner who was not an Affiliate.

  However, the Company, all of its officers and directors and certain other stockholders, who in the aggregate own 2,807,190 shares of Common Stock, have agreed to sign the 180 day lock-up agreement.

OPTIONS

  Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to certain limitations. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all of the 166,304 shares of Common Stock subject to outstanding stock options and Common Stock issuable pursuant to the Company's stock option plans which do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. The Company expects to file these registration statements as soon as practicable after the closing of the Offering, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the lock-up agreements described above, if applicable.

                                 UNDERWRITING

  Each of the Underwriters named below (collectively, the "Underwriters"), for which Furman Selz LLC and EVEREN Securities, Inc. are acting as representatives (the "Representatives"), has severally agreed, subject to the terms and conditions set forth in the underwriting agreement dated as of
         , 1997 (the "Underwriting Agreement"), to purchase, and the Company has agreed to sell to each of the Underwriters, the aggregate number of shares of Common Stock set forth opposite its name below:

                                                                       NUMBER OF
      NAME                                                              SHARES
      ----                                                             ---------
      Furman Selz LLC.................................................
      EVEREN Securities, Inc..........................................
                                                                       ---------
          Total....................................................... 2,000,000

  The Underwriting Agreement provides that the obligations of the several Underwriters are subject to the approval of certain legal matters by counsel and various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the above shares if any are purchased. The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $      per
share. The Underwriters may allow, and such dealers may re-allow, a concession
not in excess of $      per share to certain other dealers. After the
Offering, the offering price and other selling terms may be changed by the Representatives.

  Prior to the Offering made hereby, there has been no public market for the Common Stock. Accordingly, the initial public offering price for the Common Stock will be determined by negotiations among the Company and the Representatives. Among the factors to be considered in such negotiations are the Company's results of operations and current financial condition, estimates of the business potential and prospects of the Company, the experience of the Company's management, the economics of the industry in general, the general condition of the equities market and other relevant factors. There can be no assurance that any active trading market will develop for the Common Stock or as to the price at which the Common Stock may trade in the public market from time to time subsequent to the Offering.

  Certain persons participating in the Offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

  The Company has granted to the Underwriters an option, expiring 30 days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock on the same terms as set forth on the cover page of this prospectus, solely to cover over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. If the Underwriters exercise the option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase such number of additional shares of Common Stock as is proportionate to such Underwriter's initial commitment to purchase shares from the Company.

  The Company has agreed that for a period of 180 days following the date of this Prospectus, it will not, without the prior written consent of Furman Selz LLC, directly or indirectly offer for sale, sell, contract to sell, or grant any option to purchase or otherwise dispose of any shares of the Common Stock, except for options granted under the 1997 Stock Option Plan or Non-Employee Director Option Plan or shares issued pursuant to the exercise of outstanding options or in connection with an acquisition.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The principal address of Furman Selz LLC is 230 Park Avenue, New York, New York 10169. The principal address of EVEREN Securities, Inc. is 77 West Wacker Drive, Chicago, Illinois 60601.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Kirkland & Ellis (a partnership which includes professional corporations), Chicago, Illinois. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Willkie Farr & Gallagher, New York, New York.

                                    EXPERTS

  The Consolidated Financial Statements and schedule of the Company as of December 31, 1995 and 1996 and June 30, 1997, and for each of the years in the three-year period ended December 31, 1996 and the six months ended June 30, 1997, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including exhibits, schedules and reports filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained at prescribed rates by mail from the public reference section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The address is http://www.sec.gov.

                                    INDEX TO
                       CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets, December 31, 1995 and 1996 and June 30, 1997.  F-3
Consolidated Statements of Operations, years ended December 31, 1994, 1995 and 1996,
 and six months ended June 30, 1996 (unaudited) and 1997..................  F-4
Consolidated Statements of Stockholders' Equity, years ended December 31,
 1994, 1995 and 1996,
 and six months ended June 30, 1996 (unaudited) and 1997..................  F-5
Consolidated Statements of Cash Flows, years ended December 31, 1994, 1995 and 1996,
 and six months ended June 30, 1996 (unaudited) and June 30, 1997.........  F-6
Notes to Consolidated Financial Statements................................  F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
LINC Capital, Inc.:

  We have audited the accompanying consolidated balance sheets of LINC Capital, Inc. and subsidiaries as of December 31, 1995 and 1996 and June 30, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996 and the six months ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LINC Capital, Inc. and subsidiaries as of December 31, 1995 and 1996 and June 30, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 and the six months ended June 30, 1997 in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Chicago, Illinois August 26, 1997, except as to the last paragraph of note
(1)(a), which is as of October 31, 1997

                      LINC CAPITAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       DECEMBER 31,
                                                      ---------------  JUNE 30,
                       ASSETS                          1995     1996     1997
                       ------                         -------  ------  --------
Net investment in direct finance leases.............. $17,144  31,763   43,395
Equipment held for rental and operating leases, net..  18,500  15,048   16,087
Accounts and notes receivable........................   4,655   8,235    9,703
Net assets of discontinued operations................   9,361   6,470    6,204
Other assets.........................................   4,419   3,523    4,020
Deferred income taxes................................   1,995   1,310    1,068
Goodwill.............................................     862     851    1,188
Cash and cash equivalents............................   1,668     --       --
                                                      -------  ------   ------
    Total assets..................................... $58,604  67,200   81,665
                                                      =======  ======   ======
        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
Senior credit facility and other senior notes
 payable.............................................  31,914  29,605   46,763
Recourse debt........................................     882   3,361    2,386
Nonrecourse debt.....................................   4,997   8,276    6,913
Accounts payable.....................................   1,518   4,355    3,805
Accrued expenses and customer deposits...............   2,147   2,534    1,689
Subordinated debentures..............................   4,953   5,127    5,251
                                                      -------  ------   ------
    Total liabilities................................  46,411  53,258   66,807
                                                      -------  ------   ------
Stockholders' equity:
  Preferred stock, $0.01 par value, 1,000,000 shares
   authorized; none outstanding......................     --      --       --
  Common stock, $0.001 par value, 15,000,000 shares
   authorized; 3,012,757, 3,012,757 and 3,391,442
   shares issued; 3,012,757, 2,950,758, and 3,325,539
   shares outstanding................................       3       3        3
  Additional paid-in capital.........................     978     978    1,802
  Deferred compensation from issuance of options.....     --      --      (221)
  Stock note receivable..............................    (199)    --      (497)
  Treasury stock, at cost; 61,999 and 65,903 shares..     --     (270)    (287)
  Unrealized gain on securities......................     --      348      328
  Retained earnings..................................  11,411  12,883   13,730
                                                      -------  ------   ------
    Total stockholders' equity.......................  12,193  13,942   14,858
                                                      -------  ------   ------
    Total liabilities and stockholders' equity....... $58,604  67,200   81,665
                                                      =======  ======   ======


          See accompanying notes to consolidated financial statements.

                      LINC CAPITAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    YEAR ENDED DECEMBER      SIX MONTHS ENDED
                                            31,                  JUNE 30,
                                   -----------------------  ------------------
                                    1994     1995    1996      1996      1997
                                   -------  ------  ------  ----------- ------
                                                            (UNAUDITED)
Net revenues:
  Sales of equipment.............. $15,836  13,852  22,595     9,962    10,252
  Cost of equipment sold..........  13,312  11,477  18,242     7,988     8,222
                                   -------  ------  ------     -----    ------
  Gross profit from sales of
   equipment......................   2,524   2,375   4,353     1,974     2,030
  Rental and operating lease
   revenue........................   8,531   9,102   7,167     3,803     3,164
  Direct finance lease income.....     339   1,467   3,055     1,289     2,598
  Fee income......................     580   2,378   1,869     1,130       648
  Gain on remarketing of leased
   equipment......................       5      44     450        13       277
  Gain on equity participation
   rights.........................     --      --      263       --         97
  Interest and other income.......     352     778     657       350       779
                                   -------  ------  ------     -----    ------
    Total net revenues............  12,331  16,144  17,814     8,559     9,593
                                   -------  ------  ------     -----    ------
Expenses:
  Selling, general and
   administrative.................   6,842   7,524   8,008     3,717     3,963
  Interest........................   1,138   1,962   2,771     1,304     1,844
  Depreciation of equipment under
   rental agreements and operating
   leases.........................   3,512   4,054   3,647     1,892     1,858
  Provision for credit losses.....     247   1,060     749       338       479
                                   -------  ------  ------     -----    ------
    Total expenses................  11,739  14,600  15,175     7,251     8,144
                                   -------  ------  ------     -----    ------
Income from continuing operations
 before income taxes and minority
 interest.........................     592   1,544   2,639     1,308     1,449
Income tax expense................     257     747   1,084       532       534
                                   -------  ------  ------     -----    ------
Income from continuing operations
 before minority interest              335     797   1,555       776       915
Minority interest.................     (80)    (34)   (120)      (39)      (13)
                                   -------  ------  ------     -----    ------
Net income from continuing
 operations.......................     255     763   1,435       737       902
Discontinued operations:
  Income (loss) from discontinued
   operations, net of income tax
   (benefit) in 1994, 1995 and
   1996 and the six months ended
   June 30, 1996 and 1997 of
   ($2,579), $113, ($479), ($603),
   and ($3), respectively.........  (3,902)    169    (706)     (783)      (55)
  Net gain from disposal of
   discontinued operations, net of
   income taxes in 1994, 1995 and
   1996 and the six months ended
   June 30, 1996 and 1997 of $657,
   $0, $1,009, $1,172, and $0,
   respectively...................     985     --    1,513     1,758       --
                                   -------  ------  ------     -----    ------
Net income (loss)................. $(2,662)    932   2,242     1,712       847
                                   =======  ======  ======     =====    ======
Per common share:
  Net income from continuing
   operations..................... $   .07     .22     .40       .21       .26
  Net income (loss)...............    (.76)    .27     .63       .49       .24
                                   =======  ======  ======     =====    ======

          See accompanying notes to consolidated financial statements.

                      LINC CAPITAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

  YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996 AND SIX MONTHS ENDED JUNE 30,
                                      1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                TREASURY
                                                                                STOCK, AT
                           COMMON STOCK    ADDITIONAL                             COST       UNREALIZED
                         -----------------  PAID-IN     DEFERRED   STOCK NOTE -------------   GAIN ON   RETAINED
                          SHARES    AMOUNT  CAPITAL   COMPENSATION RECEIVABLE SHARES AMOUNT  SECURITIES EARNINGS   TOTAL
                         ---------  ------ ---------- ------------ ---------- ------ ------  ---------- --------  -------
Balance at December 31,
 1993................... 3,137,594   $ 3     $  958      $ --        $(199)      --  $ --       $--     $13,141   $13,903
Net loss................       --    --         --         --          --        --    --        --      (2,662)   (2,662)
Purchase and sale of
 stock, net.............  (131,295)  --          48        --          --        --    --        --         --         48
                         ---------   ---     ------      -----       -----    ------ -----      ----    -------   -------
Balance at December 31,
 1994................... 3,006,299     3      1,006        --         (199)      --    --        --      10,479    11,289
Net income..............       --    --         --         --          --        --    --        --         932       932
Purchase and sale of
 stock, net.............     6,458   --         (28)       --          --        --    --        --         --        (28)
                         ---------   ---     ------      -----       -----    ------ -----      ----    -------   -------
Balance at December 31,
 1995................... 3,012,757     3        978        --         (199)      --    --        --      11,411    12,193
Net income..............       --    --         --         --          --        --    --        --       2,242     2,242
Purchase and sale of
 stock, net.............       --    --         --         --          --     61,999  (270)      --         --       (270)
Common stock dividends,
 .26 per share..........       --    --         --         --          --        --    --        --        (770)     (770)
Unrealized gains on
 securities.............       --    --         --         --          --        --    --        348        --        348
Payment on note.........       --    --         --         --          199       --    --        --         --        199
                         ---------   ---     ------      -----       -----    ------ -----      ----    -------   -------
Balance at December 31,
 1996................... 3,012,757     3        978        --          --     61,999  (270)      348     12,883    13,942
Net income..............       --    --         --         --          --        --    --        --         847       847
Purchase and sale of
 stock, net.............   378,685   --         603        --         (497)    3,904   (17)      --         --         89
Unrealized loss on
 securities.............       --    --         --         --          --        --    --        (20)       --        (20)
Deferred compensation
 from issuance of stock
 options................       --    --         221       (221)        --        --    --        --         --        --
                         ---------   ---     ------      -----       -----    ------ -----      ----    -------   -------
Balance at June 30,
 1997................... 3,391,442   $ 3     $1,802      $(221)      $(497)   65,903 $(287)     $328    $13,730   $14,858
                         =========   ===     ======      =====       =====    ====== =====      ====    =======   =======


          See accompanying notes to consolidated financial statements.

                      LINC CAPITAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                            SIX MONTHS ENDED
                               YEAR ENDED DECEMBER 31,          JUNE 30,
                               --------------------------  -------------------
                                 1994     1995     1996       1996      1997
                               --------  -------  -------  ----------- -------
                                                           (UNAUDITED)
Cash flows from operating
 activities:
 Net income (loss)............ $ (2,662)     932    2,242      1,712       847
  Adjustments to reconcile net
   income (loss) to net cash
   provided by continuing
   operations:
    Net income (loss) from
     discontinued operations..    2,917     (169)    (807)      (975)       55
    Depreciation and
     amortization.............    3,567    4,108    3,739      1,915     1,933
    Direct finance lease
     income...................     (339)  (1,467)  (3,055)    (1,289)   (2,598)
    Payments on direct finance
     leases...................      878    9,527   17,682      9,421     9,839
    Deferred income taxes.....      246      647      763        120       464
    Provision for credit
     losses...................      247    1,060      749        338       479
    Amortization of discount..      168      186      174         60       124
    Minority interest.........      338      292      498        228       202
  Changes in assets and
   liabilities:
    Decrease (increase) in
     receivables..............   (1,758)    (182)  (4,138)    (3,086)   (1,422)
    Decrease (increase) in
     other assets.............       24   (3,069)   1,205        364      (633)
    Increase (decrease) in
     accounts payable.........    2,503   (2,167)   2,837      3,173      (550)
    Increase (decrease) in
     accrued expenses and
     customer deposits........      523      138      190         96    (1,080)
                               --------  -------  -------    -------   -------
Cash provided by continuing
 operations...................    6,652    9,836   22,079     12,077     7,660
  Cash flows from discontinued
   operations.................  (30,400) (13,991)  15,052      2,740     7,851
                               --------  -------  -------    -------   -------
Cash provided by operating
 activities...................  (23,748)  (4,155)  37,131     14,817    15,511
                               --------  -------  -------    -------   -------
Cash flows from investing
 activities:
  Cost of equipment acquired
   for lease and rental ......  (14,044) (23,979) (29,422)   (13,825)  (22,088)
  Fixed assets purchased......     (576)    (277)    (252)      (134)     (503)
  Proceeds from disposal of
   discontinued operations....    5,000    4,700    8,327      7,627       --
                               --------  -------  -------    -------   -------
      Net cash used in
       investing activities...   (9,620) (19,556) (21,347)    (6,332)  (22,591)
                               --------  -------  -------    -------   -------
Cash flows from financing
 activities:
  Net increase (decrease) in
   notes payable..............    6,259    8,179      232     (1,000)   17,550
  Proceeds from recourse and
   nonrecourse debt...........      --     7,087    9,966        --        --
  Repayment of recourse and
   nonrecourse debt...........      --      (444)  (4,366)    (1,097)   (2,481)
  Purchase of stock...........      --       (53)    (312)       --        (17)
  Sale of stock...............       48       25      241        --        106
  Common stock dividends......      --       --      (770)       --        --
  Proceeds from notes of
   discontinued operations....   78,242   42,075    3,146      2,628       --
  Payment of notes from
   discontinued operations....  (51,100) (31,580) (25,589)   (10,684)   (8,078)
                               --------  -------  -------    -------   -------
      Net cash provided by
       (used in) financing
       activities.............   33,449   25,289  (17,452)   (10,153)    7,080
                               --------  -------  -------    -------   -------
Net increase (decrease) in
 cash.........................       81    1,578   (1,668)    (1,668)      --
Cash at beginning of year.....        9       90    1,668      1,668       --
                               --------  -------  -------    -------   -------
Cash at end of year........... $     90    1,668      --         --        --
                               ========  =======  =======    =======   =======
Supplemental disclosures of
 cash flow information:
  Interest paid............... $  1,138    1,962    2,771      1,304     1,844
  Income taxes paid...........       11      100      325        270        70

          See accompanying notes to consolidated financial statements.

                      LINC CAPITAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         DECEMBER 31, 1995 AND 1996 AND SIX MONTHS ENDED JUNE 30, 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Nature of Business and Basis of Presentation

  LINC Capital, Inc. (the "Company") is a finance company specializing in the origination, acquisition, securitization and servicing of equipment leases and in the rental and distribution of analytical instruments. The Company's principal businesses are (i) the direct origination of leases to emerging growth companies primarily serving healthcare and information technology industries ("Select Growth Leasing" activities) and (ii) the rental, leasing and distribution of analytical instruments to companies serving the environmental, pharmaceutical and biotechnology industries ("Instrument Rental & Distribution" activities). The Company also engages in the business of acquiring, financing and servicing equipment lease and loan portfolios originated by other lessors ("Portfolio Finance & Lessor Acquisition" activities).

  The accompanying consolidated financial statements include the operations of the Company and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

  On October 23, 1997, LINC Capital, Inc. amended its certificate of incorporation to authorize 1,000,000 shares of preferred stock, par value $0.01, and 15,000,000 shares of common stock, par value $0.001 per share. On October 31, 1997, The LINC Group, Inc. (the predecessor to the Company) merged with and into LINC Capital, Inc. Upon consummation of such merger, each outstanding share of common stock of The LINC Group, Inc. was exchanged for
0.7808 shares of common stock of LINC Capital, Inc., and each share of common stock of LINC Capital, Inc. outstanding prior to such merger was cancelled. All references to share and per share data in the accompanying consolidated financial statements have been adjusted to reflect these events.

 (b) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (c) Direct Finance Leases

  For direct finance leases, the present value of the future lease payments and the present value of the residual value are recorded as the initial investment of such leases. This initial investment generally represents the cost of leased equipment. Unearned lease income is equal to the difference between (i) the future lease payments and residual value and (ii) their corresponding present values. Unearned lease income is amortized and recorded as revenue over the term of the lease by applying a constant periodic rate of return to the declining net investment.

 (d) Operating Leases

  Rental income from operating leases having terms of twelve months or greater is recognized as lease payments become due. Equipment under operating leases is recorded at cost and depreciated on a straight-line basis to its estimated salvage value at the end of the lease term.

  The Company also rents equipment under short-term rental agreements (less than 12 months). Such rentals are included in operating lease and other rentals in the consolidated statement of operations.

                      LINC CAPITAL, INC. AND SUBSIDIARIES

 (e) Initial Direct Costs

  Initial direct costs incurred by the Company in originating direct finance and operating leases have been deferred and capitalized at the time the lease commenced. Such costs for direct finance leases are amortized over the term of the lease by applying a constant periodic rate of return to the declining net investment in each lease on a straight-line method.

 (f) Earnings Per Share

  Earnings per common and common equivalent share are computed based on the weighted average number of common and common equivalent shares outstanding during each period. As required by Staff Accounting Bulletin No. 83 issued by the Securities and Exchange Commission, common and common equivalent shares issued by the Company during the twelve-month period preceding the initial filing of the Registration Statement for the offering have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and assuming the initial public offering price).

  The number of common and common equivalent shares used in the computation of net earnings per common share for the years ended December 31, 1994, 1995, and 1996 and the six months ended June 30, 1996 and 1997 were 3,504,947, 3,494,055, 3,553,049, 3,500,803 and 3,459,286, respectively.

 (g) Goodwill

  Goodwill is amortized using the straight-line method over 25 years.

 (h) Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (i) Statement of Cash Flows

  For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity date of three months or less at date of purchase to be cash equivalents.

 (j) Financial Instruments

  The fair value of the Company's financial instruments approximates their carrying value.

 (k) Investments

  The Company has classified its entire portfolio as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses included in stockholders' equity. Fair value of the securities is determined based on market prices. Securities for which a readily determinable market price is not available are not recorded in the financial statements. Realized gains and losses are included in gain on equity participation rights. The cost of securities sold is based on the specific identification method. At June 30, 1997, the Company held available-for-sale securities with estimated fair values of $1,102,000, consisting of gross unrealized gains of $547,000 and a cost basis of $555,000. Cash proceeds received and gross realized gains on the sale of investments for the years ended December 31, 1994, 1995, and 1996 and for the six months ended June 30, 1997 were $0, $0, $263,000 and $97,000, respectively. Available-for-sale securities are reported in other assets.

                      LINC CAPITAL, INC. AND SUBSIDIARIES

 (l) Stock-based Compensation

  The Company utilizes the intrinsic value based method of accounting for its stock-based compensation arrangements.

 (m) Interim Financial Information

  The financial statements for the six months ended June 30, 1996 are unaudited; however, in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included.

 (n) Impairment of Assets

  The Company recognizes impairment losses on equipment held for rental and operating leases and residual values of the investment in direct finance leases when the expected future cash flows are less than the assets' carrying value, in which case the asset is written down to its estimated recoverable value. The Company also recognizes impairment losses on goodwill when expected future cash flows from the related operations are less than the carrying value. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of goodwill in relation to the operating performance and future undiscounted cash flows of the business and, if necessary, adjusts goodwill to its estimated fair value. The Company has not recorded an impairment loss during any of the operating periods presented in the accompanying financial statements.

(2) NET INVESTMENT IN DIRECT FINANCE LEASES

  Net investment in direct finance leases is as follows:

                                               DECEMBER 31,
                                              ---------------  JUNE 30, ---
                                               1995     1996     1997
                                              -------  ------  --------
                                                  (IN THOUSANDS)
      Lease contracts receivable in
       installments.......................... $21,085  37,501   51,138
      Estimated residual value of leased
       equipment.............................   1,496   2,376    3,472
      Unearned lease income..................  (4,333) (6,820)  (9,371)
      Allowance for doubtful receivables.....  (1,104) (1,294)  (1,844)
                                              -------  ------   ------
      Net investment......................... $17,144  31,763   43,395
                                              =======  ======   ======

  Net investment related to Select Growth Leasing activities was $16,505, $24,079, and $35,475 at December 31, 1995 and 1996 and June 30, 1997,
respectively.

  At June 30, 1997 future lease contract payments to be received on direct finance leases are as follows:

                                                                      AMOUNT
                                                                  --------------
                                                                  (IN THOUSANDS)
      Year Ending December 31,
        1997.....................................................    $10,813
        1998.....................................................     17,777
        1999.....................................................     12,666
        2000.....................................................      7,650
        2001 and thereafter......................................      2,232
                                                                     -------
      Future lease contract payments.............................    $51,138
                                                                     =======

  At June 30, 1997 certain future lease contract payments have been assigned to financial institutions (note 6).

                      LINC CAPITAL, INC. AND SUBSIDIARIES

(3) EQUIPMENT HELD FOR RENTAL AND OPERATING LEASES, NET

  The net book value of equipment held for rental and operating leases is as follows:

                                                  DECEMBER 31,
                                                 -------------- JUNE 30, ---
                                                  1995    1996    1997
                                                 ------- ------ --------
                                                     (IN THOUSANDS)
      Equipment under operating leases.......... $   646    430     561
      Equipment under rental agreements.........  17,854 14,618  15,526
                                                 ------- ------  ------
      Net book value............................ $18,500 15,048  16,087
                                                 ======= ======  ======

  The book values presented in the above table are net of accumulated depreciation of $5,219,000, $6,297,000, and $7,507,000 at December 31, 1995,
1996 and June 30, 1997, respectively. Equipment under rental agreements is comprised of analytical instruments.

  At June 30, 1997 future contract payments to be received on operating leases are as follows:

                                                                      AMOUNT
                                                                  --------------
                                                                  (IN THOUSANDS)
      Year Ending December 31,
        1997.....................................................      $224
        1998.....................................................        60
                                                                       ----
      Future lease contract payments to be received..............      $284
                                                                       ====

  At June 30, 1997 certain future contract payments have been assigned to financial institutions (note 6).

(4) ESTIMATED NET BOOK VALUE OF EQUIPMENT AT LEASE TERMINATION

  The following table represents the Company's estimated net book value (residual value) of equipment at lease termination. The residual values in the following table are recorded as components of the Company's net investment in direct finance leases, $3,472,000, equipment held for operating leases, $322,000, and the managed leased equipment portfolio (which is included in other assets), $139,000, in the consolidated balance sheet at June 30, 1997.

        YEAR OF                                                   ESTIMATED NET
       EXPECTED                                                   BOOK VALUE AT
      TERMINATION                                                  TERMINATION
      -----------                                                 --------------
                                                                  (IN THOUSANDS)
      1997.......................................................     $  667
      1998.......................................................      1,113
      1999.......................................................        895
      2000.......................................................        934
      2001 and thereafter........................................        324
                                                                      ------
       Total.....................................................     $3,933
                                                                      ======

                      LINC CAPITAL, INC. AND SUBSIDIARIES

(5) OTHER ASSETS

  Other assets are as follows:

                                                       DECEMBER 31,
                                                       ------------ JUNE 30,
                                                        1995  1996    1997
                                                       ------ ----- --------
                                                          (IN THOUSANDS)
      Investments available-for-sale.................. $  --    982  1,102
      Restricted cash.................................    940   976  1,031
      Deposits on equipment...........................  1,532   --     433
      Property and equipment, net.....................    571   395    557
      Residual values of managed lease portfolio......     45    61    139
      Prepaid expenses and miscellaneous..............  1,331 1,109    758
                                                       ------ -----  -----
          Total....................................... $4,419 3,523  4,020
                                                       ====== =====  =====

(6) DEBT

 Notes Payable

  Notes payable to banks were as follows:

                                                  DECEMBER 31,
                                                 -------------- JUNE 30, ---
                                                  1995    1996    1997
                                                 ------- ------ --------
                                                     (IN THOUSANDS)
      Senior credit facility.................... $31,150 28,000  45,100
      Other.....................................     764  1,605   1,663
                                                 ------- ------  ------
          Total................................. $31,914 29,605  46,763
                                                 ======= ======  ======

  At December 31, 1995 and 1996 and June 30, 1997, the Company along with its subsidiary, LINC Quantum Analytics, Inc. and its division, LINC Capital Partners, ("the borrowers"), had available a senior credit facility in the amount of $41,500,000, $35,000,000, and $54,500,000, respectively, of which
$31,150,000, $28,000,000, and $45,100,000 at December 31, 1995 and 1996 and
June 30, 1997, respectively, was outstanding. The weighted-average interest rate on the senior credit facility at December 31, 1995 and 1996 and June 30, 1997 was 8.38%, 7.82%, and 7.89%, respectively. In July 1997, the facility was amended and increased to $75,000,000. The facility, as amended, provides for interest at LIBOR plus 1 3/4% to 2 1/4% or, at the Company's option, prime plus up to 1/2% with the precise rate dependent on certain leverage tests. The facility is secured by substantially all of the assets of the borrowers and is used by the borrowers to finance acquisition of equipment pending completion of permanent financing and for normal working capital purposes. The facility matures July 21, 1998 at which point in time the remaining balance of the facility may be converted to a term loan maturing July 21, 2000.

 Recourse and Nonrecourse Debt

  The Company permanently finances leases with financial institutions, on either a nonrecourse and/or partial recourse basis. In connection with these financings, the Company receives a cash payment equal to the discounted value of the future rentals less, in certain cases, a holdback or cash reserve (note
5). In the event of default by a lessee under a lease which has been assigned to a lender under these financings, the lender has recourse to the lessee and to the underlying leased equipment but no recourse to the Company except to the extent of the recourse portion of the financing.

                      LINC CAPITAL, INC. AND SUBSIDIARIES

  Proceeds from the financing of leases are recorded as debt. Interest rates in connection with these loans ranged from 8.18% to 9.07% at June 30, 1997.

  At June 30, 1997 the future principal maturities of recourse and nonrecourse debt are as follows:

                                                                      AMOUNT
                                                                  --------------
                                                                  (IN THOUSANDS)
      Year Ending December 31,
        1997.....................................................     $2,561
        1998.....................................................      4,547
        1999.....................................................      1,855
        2000.....................................................        309
        2001 and thereafter......................................         27
                                                                      ------
          Total recourse and nonrecourse discounted lease
           rentals...............................................     $9,299
                                                                      ======

 Subordinated Debentures

  Subordinated debentures of the Company, which bear interest at 8 1/4% per annum, are due June 15, 2003. Interest is payable semiannually in June and in December. Mandatory sinking fund payments of $1,875,000 are required annually since June 15, 1993. Sinking fund requirements have been satisfied through June 15, 2001. The 8 1/4% Subordinated Debentures are subordinated in right of payment to all existing and future senior indebtedness of the Company. The subordinated debentures are convertible into the right to receive $377.30, in cash, per $1,000 face value of debentures. The remaining principal balances of the debentures at December 31, 1995 and 1996 and June 30, 1997 net of discount recorded in 1988 in connection with the Company's acquisition of Scientific Leasing, Inc. under the purchase accounting requirements of APB Opinion 16 are as follows:

                                                DECEMBER 31,
                                                --------------  JUNE 30, ---
                                                 1995    1996     1997
                                                ------  ------  --------
                                                    (IN THOUSANDS)
      Subordinated debentures.................. $7,831   7,759    7,759
      Less discount............................ (2,878) (2,632)  (2,508)
                                                ------  ------   ------
          Total................................ $4,953   5,127    5,251
                                                ======  ======   ======

 Covenants and Restrictions

  The Company's various debt agreements contain restrictions on, among other things, the payment of dividends, repurchase of capital stock, and the amount of recourse indebtedness that can be incurred. Under the most restrictive agreement, common stock dividends and capital expenditures are subject to limitations so long as indebtedness under the agreement is outstanding. Furthermore, the Company is required to maintain a minimum adjusted tangible net worth (as defined), and the Company may not exceed a specified ratio of total recourse liabilities (as defined) to adjusted tangible net worth and is required to maintain minimum debt service coverage rations (as defined). The Company is in compliance with these covenants.

(7) STOCK OPTIONS

  The Company sponsors two non-qualified stock option plans effective as of November 23, 1988 (the "1988 Plan") and December 1, 1994 (the "1994 Plan"). The 1988 Plan was terminated effective as of December 31, 1993. The 1994 Plan provides for the grant of options to purchase up to 1,000,000 shares of the Company's common stock to certain key employees and directors.

                      LINC CAPITAL, INC. AND SUBSIDIARIES

  At June 30, 1997, all options which had been issued under the 1988 Plan had either lapsed or have been exercised. During the six month period ended June 30, 1997 options for 47,010 shares granted under the 1988 Plan were exercised. Options granted under the 1988 Plan had exercise prices which ranged from $1.87 per share to $2.68 per share. The exercise price of options granted under the 1988 Plan is subject to adjustment in the event of the occurrence of certain distributions which occur or are approved prior to exercise of the related option. As a result of the plan adopted by the Company to distribute the stock of a subsidiary which owns the Company's net assets from discontinued operations (See Note 12), under the terms of the 1988 Plan, the price of options exercised during 1997 was adjusted from $2.68 per share to $.57 per share. In the event that the distribution fails to occur for any reason, pursuant to agreements entered into with the holders of the options, the exercise price will be readjusted to $2.68 per share.

  In 1995, options for 216,218 shares were granted under the 1994 Plan at an exercise price of $3.62 per share. In 1996, options for an additional 241,476 shares were granted under the 1994 Plan at prices which range from $4.33 per share to $4.73 per share. In 1997, options for an additional 31,232 shares were granted at $4.80 per share. During 1997, options for 313,254 shares were exercised under the terms of the 1994 Plan. As a result of the plan adopted by the Company to distribute the Affiliate Group, the price of options exercised during 1997 and all issued but unexercised options granted under the 1994 Plan were adjusted in accordance with the following table:

             ORIGINAL EXERCISE PRICE                   ADJUSTED EXERCISE PRICE
             -----------------------                   -----------------------
                      $3.62                                     $1.51
                       4.33                                      2.22
                       4.73                                      2.61
                       4.80                                      2.69

  Options granted under the 1994 Plan vest over various periods, but must be exercised within 15 years after the grant date.

  Unexercised options for 9,370 shares granted under the 1994 Plan were vested at June 30, 1997. The balance of the unexercised options (166,304 shares) vest during the following periods:

             YEAR ENDED
             DECEMBER 31:
             ------------
               1998............................ 69,724
               1999............................ 36,920
               2000............................ 38,839
               2001............................ 10,412
               2002............................ 10,409

                      LINC CAPITAL, INC. AND SUBSIDIARIES

  The following table summarizes the activity under the Plans during the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1997:

                                               1994                1995
                                         ------------------ -------------------
                                                  WEIGHTED-           WEIGHTED-
                                         NUMBER    AVERAGE   NUMBER    AVERAGE
                                           OF     EXERCISE     OF     EXERCISE
                                         SHARES     PRICE    SHARES     PRICE
                                         -------  --------- --------  ---------
      Outstanding at the beginning of
       the period.......................  96,984    $1.14     65,750    $ .79
        Granted.........................     --       --     216,218     1.51
        Exercised....................... (31,234)    1.47     (9,370)    2.68
                                         -------    -----   --------    -----
      Outstanding at the end of the
       period...........................  65,750      .79    272,598     1.39
                                         =======    =====   ========    =====
      Options exercisable at the end of
       period...........................  33,795      .56     58,836     2.68
                                         -------    -----   --------    -----
      Weighted average fair value of
       options granted during the
       period...........................                                  .15
                                                                        =====
                                               1996           JUNE 30, 1997
                                         ------------------ -------------------
                                                  WEIGHTED-           WEIGHTED-
                                         NUMBER    AVERAGE   NUMBER    AVERAGE
                                           OF     EXERCISE     OF     EXERCISE
                                         SHARES     PRICE    SHARES   PRICE(1)
                                         -------  --------- --------  ---------
      Outstanding at the beginning of
       the period....................... 272,598    $1.39    504,704    $1.77
        Granted......................... 241,476     2.23     31,234     2.69
        Exercised.......................  (9,370)    2.68   (360,264)    1.67
                                         -------    -----   --------    -----
      Outstanding at the end of the
       period........................... 504,704     1.77    175,674     2.12
                                         =======    =====   ========    =====
      Options exercisable at the end of
       period........................... 312,755     1.67      9,370     1.51
                                         -------    -----   --------    -----
      Weighted average fair value of
       options granted during the
       period...........................              .43                1.17
                                                    =====               =====

--------
(1) Weighted average exercise prices per share have been adjusted to reflect the adjustment to option exercise price attributable to the redemption of shares in connection with the distribution of the Affiliate Group.

  The following table summarizes information about stock options outstanding at June 30, 1997:

                                                          WEIGHTED-
                                                           AVERAGE
                                                          REMAINING
                                               NUMBER    CONTRACTUAL   NUMBER
      EXERCISE PRICES                        OUTSTANDING    LIFE     EXERCISABLE
      ---------------                        ----------- ----------- -----------
      1.51..................................   45,861          6        9,370
      2.22..................................   98,579          9          --
      2.69..................................   31,234         10          --

                      LINC CAPITAL, INC. AND SUBSIDIARIES

  The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Options granted under the 1988 Plan are not subject to the reporting requirements of FASB Statement No. 123. Had the compensation cost for the 1994 plan been determined consistent with FASB Statement No. 123, the Company's net income from continuing operations would have been reduced to the pro forma amounts indicated below:

                                                   YEARS
                                                   ENDED
                                                  DECEMBER  SIX MONTHS
                                                    31,       ENDED
                                                 ----------  JUNE 30,
                                                 1995 1996     1997
                                                 ---- ----- ----------
                                                    (IN THOUSANDS)
      Net income from continuing operations
        As reported............................. $763 1,435    902
        Pro forma...............................  752 1,409    873
      Net income from continuing operations per
       common share
        As reported............................. $.22   .40    .26
        Pro forma...............................  .22   .40    .25

  The above pro forma amounts are not necessarily representative of the effects on reported income for future years.

  The fair value of each option grant is estimated on the date of grant using the minimum value method specified by FASB Statement No. 123. The assumptions used for the grants in 1995, 1996 and 1997 are as follows:

   Risk-free interest rate..........  6%
   Expected lives
     Options vested through December
      31, 1997......................  Period from date of grant to June 30, 1997
     Options vested after December
      31,
      1997..........................  Periods varying from four to nine years based on exercise period permitted in
                                       option grant.
   Volatility.......................  None
   Dividend rate....................  None

(8) INCOME TAXES

  The provisions for income tax expense for continuing operations were comprised of the following:

                                     YEARS ENDED
                                    DECEMBER 31,   SIX MONTHS ENDED
                                   ---------------     JUNE 30,
                                   1994 1995 1996        1997
                                   ---- ---- ----- ----------------
                                            (IN THOUSANDS)
         Current:
           Federal................ $129 --     276       224
           State..................  --  --      43        45
         Deferred:
           Federal................   70 579    562       155
           State..................   58 168    203       110
                                   ---- ---  -----       ---
             Total income tax
              expense............. $257 747  1,084       534
                                   ==== ===  =====       ===

                      LINC CAPITAL, INC. AND SUBSIDIARIES

  Deferred taxes relate principally to the difference in the method of lease financing revenue recognition for financial reporting purposes over cash received (rental revenue) net of depreciation or rent expense recognized for tax purposes. The provision for income taxes differs from the expected income tax provision (computed by applying the Federal tax rate of 35%) for the following reasons.

                                     YEARS ENDED
                                    DECEMBER 31,   SIX MONTHS ENDED
                                   ---------------     JUNE 30,
                                   1994 1995 1996        1997
                                   ---- ---- ----- ----------------
                                            (IN THOUSANDS)
      Expected tax provision...... $207 540    924       507
      State taxes, net of Federal
       tax benefit................   30  78    132        58
      Other.......................   20 129     28       (31)
                                   ---- ---  -----       ---
      Income tax expense.......... $257 747  1,084       534
                                   ==== ===  =====       ===

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

                                                        DECEMBER 31,
                                                        --------------  JUNE 30,
                                                         1995    1996     1997
                                                        ------  ------  --------
                                                            (IN THOUSANDS)
      Deferred tax assets:
        Net operating loss carryforwards............... $7,015   6,709    6,187
        Investment tax carryforward....................  2,741   2,741    2,741
        Alternative minimum tax credit carryforwards...    129     445      669
                                                        ------  ------   ------
          Total gross deferred tax assets..............  9,885   9,895    9,597
      Less valuation allowance......................... (4,319) (4,319)  (4,319)
                                                        ------  ------   ------
          Net deferred tax assets......................  5,566   5,576    5,278
                                                        ------  ------   ------
      Deferred tax liabilities:
        Investment in leased equipment................. (3,567) (4,008)  (3,975)
        Unrealized gain or securities..................     (4)   (258)    (235)
                                                        ------  ------   ------
          Total gross deferred tax liabilities......... (3,571) (4,266)  (4,210)
                                                        ------  ------   ------
          Net deferred tax asset....................... $1,995   1,310    1,068
                                                        ======  ======   ======

  For income tax purposes, the Company has an available net operating loss carryforward of approximately $17,677,000 which expires beginning in 2006. The Company also has unused investment tax credit carryforwards of approximately $2,741,000 available to offset future taxes payable; these carryforwards expire beginning in 1998.

                      LINC CAPITAL, INC. AND SUBSIDIARIES

(9) OTHER COMMITMENTS

  The Company leases several offices and a warehouse facility under noncancelable operating leases. The future minimum rental payments due under these leases are as follows:

                                            AMOUNT
                                        --------------
                                        (IN THOUSANDS)
             Year Ending December 31,
               1997....................     $  493
               1998....................      1,056
               1999....................        901
               2000....................        430
               2001....................        439
               2002....................        221
                                            ------
                 Total.................     $3,540
                                            ======

  The Company's total obligation for rent was $851,000, $341,000, $538,000 and $448,000 for 1994, 1995, 1996, and the six months ended June 30, 1997, respectively. A substantial portion of the Company's obligation for rent, set forth above, during 1994, 1995, 1996, and the six months ended June 30, 1997 has been allocated and charged to the Affiliate Group.

  The Company's corporate headquarters and its Select Growth Leasing and Portfolio Finance & Lessor Acquisition activities are located in Chicago, Illinois and occupy approximately 26,000 square feet of office space. This space is occupied under a lease which expires on September 30, 1999. The Company's Instrument Rental & Distribution activities are located in Foster City, California and occupy approximately 23,500 square feet of office space. This space is occupied under a lease which expires on May 31, 2002.

  In June, 1995, the Company subleased a portion of the facility of its Instrument Rental & Distribution activities for $51,360 per annum. This sublease expired in May, 1997 and was renewed at that time until April, 1999 for an annual rent of $70,560.

(10) LITIGATION

  The Company is engaged in legal action in the ordinary course of its business. With respect to litigation, the Company believes that it has adequate legal defenses and believes the ultimate outcome will not have a material effect on the Company's consolidated financial position.

                      LINC CAPITAL, INC. AND SUBSIDIARIES

(11) SEGMENT INFORMATION

  The company's operations have been classified into two business segments: select growth/portfolio finance and instrument rental and distribution. The select growth/portfolio finance segment includes the Select Growth Leasing and Portfolio Finance & Lessor Acquisition activities. The instrument rental and distribution segment include Instrument Rental & Distribution activities. Net assets of discontinued operations is included in total assets of the Select Growth/Portfolio Finance segment.

                                       SELECT GROWTH/  INSTRUMENT
                                         PORTFOLIO      RENTAL &
                                          FINANCE     DISTRIBUTION CONSOLIDATED
                                       -------------- ------------ ------------
                                                    (IN THOUSANDS)
      SIX MONTHS ENDED JUNE 30, 1997
        Total net revenues............    $ 4,490       $ 5,103      $ 9,593
        Depreciation and amortization
         expense......................        209         1,724        1,933
        Total expenses................      3,417         4,727        8,144
        Income from continuing
         operations before income
         taxes and minority interest..      1,073           376        1,449
        Capital expenditures..........     20,193         2,398       22,591
        Total assets..................     60,976        20,689       81,665
      YEAR ENDED DECEMBER 31, 1996
        Total net revenues............    $ 6,516        11,298       17,814
        Depreciation and amortization
         expense......................        231         3,508        3,739
        Total expenses................      4,921        10,254       15,175
        Income from continuing
         operations before income
         taxes and minority interest..      1,595         1,044        2,639
        Capital expenditures..........     26,985         2,689       29,674
        Total assets..................     45,177        22,023       67,200
      YEAR ENDED DECEMBER 31, 1995
        Total net revenues............    $ 4,760        11,384       16,144
        Depreciation and amortization
         expense......................        205         3,903        4,108
        Total expenses................      3,730        10,870       14,600
        Income from continuing
         operations before income
         taxes and minority interest..      1,030           514        1,544
        Capital expenditures..........     17,015         7,241       24,256
        Total assets..................     33,763        24,841       58,604
      YEAR ENDED DECEMBER 31, 1994
        Total net revenues............    $ 1,330        11,001       12,331
        Depreciation and amortization
         expense......................        480         3,087        3,567
        Total expenses................      1,439        10,300       11,739
        Income (loss) from continuing
         operations before income
         taxes and minority interest..       (109)          701          592
        Capital expenditures..........      7,651         6,969       14,620
        Total assets..................     17,956        23,430       41,386

                      LINC CAPITAL, INC. AND SUBSIDIARIES

(12) DISTRIBUTIONS TO CERTAIN SHAREHOLDERS AND DISCONTINUED OPERATIONS

  In June 1997, the Company adopted a plan to transfer to its wholly owned subsidiary, LINC Finance Corporation, certain assets and related liabilities not used in the Company's continuing businesses and the preferred stock issued by the Company's subsidiary, Linc Quantum Analytics, Inc. (the "Subsidiary Preferred Stock").

  Pursuant to the plan adopted by the Company, promptly following such transfers, the stock of LINC Finance Corporation will be distributed to certain of the Company's shareholders in redemption of 482,792 shares of the Common Stock of the Company.

  The results of operation of LINC Finance Corporation and certain related businesses, including those related businesses disposed of in prior years, have been classified as discontinued operations in the accompanying financial statements. Revenues of such discontinued operations for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997 were $46,650,000, $33,053,000, $24,450,000, $16,048,000 and $5,511,000,
respectively.

  The principal assets of discontinued operations at June 30, 1997 consist of a portfolio of leased diagnostic medical imaging equipment and an art collection. While the Company has not determined the fair value of the assets to be distributed, the Company does not believe that gain or loss, if any, resulting from their distribution will be material to the Company's future results of operation.

  The Company has agreed to provide certain limited lease servicing activities to LINC Finance Corporation, including billing, collection and invoicing, for the remaining portfolio of leases owned by LINC Finance Corporation until December 31, 1999 for $83,250 for the last quarter of 1997, $270,250 for 1998 and $212,250 for 1999. In addition, LINC Finance Corporation shall sub-lease from the Company approximately 2,500 square feet of space adjacent to the Company's executive offices for approximately $68,000 per year, which is equal to the Company's cost for such space. If the Company renews its own sub-lease for the space, it will permit LINC Finance Corporation to renew such sub-lease. The agreements relating to the distribution of the assets and liabilities of the Discontinued Operations will prohibit LINC Finance Corporation from competing with the Company for the longer of (i) three years or (ii) the period of time during which certain officers are employed by the Company plus one year. Such Agreements will require LINC Finance Corporation to refer all lease origination opportunities that its employees may encounter to the Company.

  In connection with the distribution of the stock of LINC Finance Corporation, (i) LINC Finance Corporation will agree to pay the Company an aggregate of $2,508,000 until the maturity of the Company's 8 1/4% Subordinated Debentures due 2003 (the principal balance of such Debentures shown in the Company's financial statements herein is net of such amount);
(ii) LINC Finance Corporation will, upon consummation of the Offering, repay a loan from the Company to it (which portion at June 30, 1997 was $3,375,000); and (iii) the Company will cause the Subsidiary Preferred Stock, all of which will be held by LINC Finance Corporation, to be redeemed for $4.7 million plus accrued dividends.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY LINC CAPITAL, INC. OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
Use of Proceeds...........................................................   14
Capitalization............................................................   15
Dilution..................................................................   16
Dividend Policy...........................................................   17
Selected Financial Data...................................................   18
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   20
Business..................................................................   26
Management................................................................   37
Certain Transactions......................................................   42
Principal Stockholders....................................................   43
Description of Capital Stock..............................................   44
Shares Eligible for Future Sale...........................................   46
Underwriting..............................................................   47
Legal Matters.............................................................   48
Experts...................................................................   48
Additional Information....................................................   48
Consolidated Financial Statements.........................................  F-1

                                ---------------

 UNTIL           , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,000,000 SHARES

                         [LOGO OF LINC CAPITAL, INC.]

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                                  FURMAN SELZ

                            EVEREN SECURITIES, INC.

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is a statement of estimated expenses, to be paid solely by the Company, of the issuance and distribution of the securities being registered:

      Securities and Exchange Commission registration fee............. $ 11,152
      NASD filing fee.................................................    4,180
      Nasdaq National Market original listing fee..................... $ 29,122
      Blue Sky fees and expenses (including attorneys' fees and
       expenses)......................................................    5,000
      Printing expenses...............................................  200,000
      Accounting fees and expenses....................................  125,000
      Transfer agent's fees and expenses..............................   10,000
      Legal fees and expenses.........................................  250,000
      Miscellaneous expenses..........................................   15,546
                                                                       --------
          Total....................................................... $650,000
                                                                       ========

--------
*  To be provided by Amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

  The Company's Certificate of Incorporation and By-laws provide for the indemnification of Directors and officers of the Company to the fullest extent permitted by Section 145.

  In that regard, the By-laws provide that the Company shall indemnify any person whom it has the power to indemnify by Section 145 from or against any and all of the expenses, liabilities or other matters referred to or covered in Section 145, and such indemnification is not exclusive of other rights to which such person shall be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity for or in behalf of the Company and/or any subsidiary of the Company and as to action in another capacity while holding such office and shall continue as to such person who has ceased to be a director, officer, employee, or agent of the Company and/or subsidiary of the Company and shall inure to the benefit of the heirs, executors, and administrators of such person.

  The Company expects to enter into indemnification agreements with each of its executive officers and Directors prior to the completion of the Offering.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Within the last three years, the Company has issued shares of Common Stock upon the exercise of employee and director stock options at prices ranging from $0.56 to $2.61 in reliance upon exemptions contained in Section 4(2) of the Securities Act and Rule 701 adopted under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS

       NUMBER
       ------
      **1.1     Form of Underwriting Agreement+
      **3.1     Form of Restated Certificate of Incorporation of the Com-
                pany
      **3.2     Form of Restated Bylaws of the Company
      **4.1     Form of certificate representing shares of Common Stock,
                $0.001 par value per share
        5.1     Opinion and consent of Kirkland & Ellis
     **10.1 (a) Third Amended and Restated Loan Agreement, among the Com-
                pany, the various lending institutions named therein and
                Fleet Bank, N.A., as Agent+
     **10.1 (b) Amendment No.1 to Third Amended and Restated Loan Agree-
                ment, among the Company, the various lending institutions
                named therein and Fleet Bank, N.A., as Agent+
     **10.2     Agreement between the Company and LINC Finance Corpora-
                tion ("LFC") regarding distribution of LFC shares and re-
                lated matters+
     **10.3     Employment Agreement for Mr. Zimmerman
     **10.4     Form of Employment Agreements for Messrs. Palles, Laing
                and Erbes and Dr. Farren
     **10.5     Non-Employee Director Option Plan
     **10.6     Executive Incentive Compensation Plan
     **10.7     1994 Stock Option Plan
     **10.8     1997 Stock Incentive Plan
     **10.9     Consulting Agreement for Mr. Quinn
     **10.10    Form of Indemnification Agreement for Non-Employee Direc-
                tors
     **11.1     Statement re computation of per share earnings
     **21.1     Subsidiaries of the Company
       23.1     Consent of KPMG Peat Marwick LLP
       23.2     Consent of Kirkland & Ellis (included in Exhibit 5.1)
       24.1     Powers of Attorney (included in signature page)
     **27.1     Financial Data Schedule

--------
*  To be filed by amendment.
+ The Company agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by Commission.
 **Previously filed

  (b) FINANCIAL STATEMENT SCHEDULES

  Financial statement schedules included in this Registration Statement:

    Schedule II--Valuation and qualifying accounts for the periods from January 1, 1994 through June 30, 1997.

All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the Underwriters at closing and as specified in the Underwriting Agreement, certificates in such denominations and registered in such names as requested by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned registrant hereby undertakes:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 4 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON NOVEMBER 3, 1997.

                                          LINC Capital, Inc.

                                          (successor-in-interest to The LINC
                                           Group, Inc.)

                                                 /s/ Martin E. Zimmerman
                                          By: _________________________________
                                                    Martin E. Zimmerman
                                               Chairman and Chief Executive
                                                          Officer

                            POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Martin E. Zimmerman and Allen P. Palles, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offering which this Registration Statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                   * * * * *

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 TO REGISTRATION STATEMENT AND POWER OF ATTORNEY HAVE BEEN SIGNED ON NOVEMBER 3, 1997, BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED:

                 SIGNATURE                                   CAPACITY
                 ---------                                   --------


        /s/ Martin E. Zimmerman             Chairman of the Board and Chief Executive
___________________________________________   Officer (principal executive officer)
            Martin E. Zimmerman

          /s/ Allen P. Palles               Chief Financial Officer and Director
___________________________________________   (principal financial and accounting
              Allen P. Palles                 officer)

          /s/ Robert E. Laing               Director
___________________________________________
              Robert E. Laing

        /s/ Charles J. Aschauer             Director
___________________________________________
            Charles J. Aschauer

           /s/ Stanley Green                Director
___________________________________________
               Stanley Green

         /s/ Terrence J. Quinn              Director
___________________________________________
             Terrence J. Quinn

          /s/ Curtis S. Lane                Director
___________________________________________
              Curtis S. Lane


                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
LINC Capital, Inc.:

  Under date of August 26, 1997, except as to the last paragraph of note
(1)(a), which is as of October 31, 1997, we reported on the consolidated balance sheets of LINC Capital, Inc. and subsidiaries as of December 31, 1995 and 1996 and June 30, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996 and the six months ended June 30, 1997, which are included in the prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

  In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                          /s/ KPMG Peat Marwick LLP

Chicago, Illinois

August 26, 1997, except as to thelast paragraph of note (1)(a),which is as of October 31, 1997

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                FOR THE THREE YEARS ENDED DECEMBER 31, 1996 AND
                       THE SIX MONTHS ENDED JUNE 30, 1997

                                 (IN THOUSANDS)

                                       ADDITIONS
                            BALANCE AT CHARGED TO                    BALANCE AT
                            BEGINNING  COSTS AND  RECOVERIES CHARGE-    END
DESCRIPTION                 OF PERIOD   EXPENSES  AND OTHER   OFFS   OF PERIOD
-----------                 ---------- ---------- ---------- ------- ----------
Year ended December 31,
 1994......................     --         247       127      (125)      249
Year ended December 31,
 1995......................     249      1,060       247      (452)    1,104
Year ended December 31,
 1996......................   1,104        749       130      (689)    1,294
Six months ended June 30,
 1997......................   1,294        479       176      (105)    1,844

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                           DOCUMENT DESCRIPTION
  -------                          --------------------
  **1.1    Form of Underwriting Agreement+
  **3.1    Form of Restated Certificate of Incorporation of the Company
  **3.2    Form of Restated Bylaws of the Company
  **4.1    Form of certificate representing shares of Common Stock, $0.001 par value per share
    5.1    Opinion and consent of Kirkland & Ellis
 **10.1(a) Third Amended and Restated Loan Agreement, among the Company, the various lending institutions named therein and Fleet Bank, N.A., as
           Agent+
 **10.1(b) Amendment No.1 to Third Amended and Restated Loan Agreement, among the Company, the various lending institutions named therein and
           Fleet Bank, N.A., as Agent+
 **10.2    Agreement between the Company and LINC Finance Corporation ("LFC")
           regarding distribution of LFC shares and related matters+
 **10.3    Employment Agreement for Mr. Zimmerman
 **10.4    Form of Employment Agreements for Messrs. Palles, Laing, Erbes and
           Dr. Farren
 **10.5    Non-Employee Director Option Plan
 **10.6    Executive Incentive Compensation Plan
 **10.7    1994 Stock Option Plan
 **10.8    1997 Stock Incentive Plan
 **10.9    Consulting Agreement for Mr. Quinn
 **10.10   Form of Indemnification Agreement for Non-Employee Directors
 **11.1    Statement re computation of per share earnings
 **21.1    Subsidiaries of the Company
   23.1    Consent of KPMG Peat Marwick LLP
   23.2    Consent of Kirkland & Ellis (included in Exhibit 5.1)
   24.1    Powers of Attorney (included in signature page)
 **27.1    Financial Data Schedule

--------
*   To be filed by amendment.
+ The Company agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by Commission.
**Previously filed